   As filed with the Securities and Exchange Commission on February 12, 1999
                                                      Registration No. 333-71915

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             SCM MICROSYSTEMS, INC.
             (Exact name of registrant as specified in its charter)


              DELAWARE                                         770444317
   (State or other jurisdiction of                         (I.R.S. Employer
   incorporation or organization)                         Identification No.)

                                160 KNOWLES DRIVE
                           LOS GATOS, CALIFORNIA 95032
                                 (408) 370-4888
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                              ---------------------

                                STEVEN HUMPHREYS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                160 KNOWLES DRIVE
                               LOS GATOS, CA 95032
                                 (408) 370-4888
                               FAX: (408) 370-4880
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)

                              ---------------------

                                   Copies to:
                             JEFFREY D. SAPER, ESQ.
                              KURT J. BERNEY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300
                               FAX: (650) 493-6811

                              ---------------------

        Approximate date of commencement of proposed sale to the public:
   FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------


                                           CALCULATION OF REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM       PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF               AMOUNT TO BE    OFFERING PRICE PER     AGGREGATE OFFERING          AMOUNT OF
          SECURITIES TO BE REGISTERED             REGISTERED          SHARE(1)               PRICE(1)            REGISTRATION FEE
=================================================================================================================================
Common Stock, par value $.001 per share.......  843,308 shares         $79.69             $67,203,214.52           $18,682.49(2)
=================================================================================================================================



(1) The Price of $79.69 per share, which was the average of the high and low prices of the Registrant's Common Stock on the Nasdaq National Market on February 11, 1999, is set forth solely for the purposes of calculating the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.



(2) Of which $17,151.30 was paid on February 5, 1999.

                              ---------------------

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities Exchange Commission is effective. This prospectus is not any offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



PROSPECTUS
(Subject to completion, dated February 12, 1999)




                                 843,308 SHARES


                             SCM MICROSYSTEMS, INC.

                             ---------------------
                                  COMMON STOCK
                             ---------------------



This prospectus relates to the public offering, which is not being underwritten, of up to 843,308 shares of our Common Stock which is held by some of our current stockholders. The selling stockholders identified in this prospectus acquired their shares of our Common Stock in a private transaction in which SCM acquired Shuttle Technology Group Limited, a company incorporated under the laws of England and Wales, and in a private transaction in which SCM acquired Intermart Systems, K.K., a company incorporated under the laws of Japan.


The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.


Our Common Stock is listed on the Nasdaq National Market under the symbol "SCMM." On February 11, 1999, the average of the high and low price for our Common Stock was $79.69 per share.


                             ---------------------

INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                             ---------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


               The date of this Prospectus is February 12, 1999.

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by SCM Microsystems, Inc. (referred to in this prospectus as "SCM," the "Company" and "we"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public conference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

        (1)     SCM's Annual Report on Form 10-K for the year ended December 31,
                1997;

        (2) SCM's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 as amended by SCM's Current Report on Form 8-K, filed with the Commission on February 5, 1999;

        (3) SCM's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 as amended by SCM's Current Report on Form 8-K, filed with the Commission on February 5, 1999;

        (4) SCM's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

        (5) SCM's Current Report on Form 8-K, filed with the Commission on February 5, 1999;

        (6) SCM's Current Report on Form 8-K, filed with the Commission on August 12, 1998;

        (7) SCM's Current Report on Form 8-K, filed with the Commission on June 18, 1998;

        (8) SCM's Current Report on Form 8-K, filed with the Commission on June 3, 1998; and

        (9) The description of SCM's Common Stock contained in its Registration Statements on Form S-1, declared effective by the Commission on October 6, 1997 and April 16, 1998.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

        John G. Niedermaier
        Vice President, Finance and Chief Financial Officer
        SCM Microsystems, Inc.
        160 Knowles Drive
        Los Gatos, California  95032
        (408) 370-4888

        You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                SCM MICROSYSTEMS

        SCM Microsystems designs, develops and sells hardware used to (1) control access to computers, networks and digital television broadcasts, (2) to conduct secure electronic commerce, and (3) to exchange information from devices such as digital cameras and audio recorders. Our target customers are manufacturers in the computer, telecommunications and digital television industries. We sell and license our products through a direct sales and marketing organization, primarily to original equipment manufacturers. We also sell through distributors, value-added resellers and system integrators worldwide.

                           FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements which appear in these disclosures, investors should carefully review the factors set forth in this prospectus under "Risk Factors."

                                  RISK FACTORS


        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

        If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline and you could lose all or part of your investment.




WE HAVE INCURRED OPERATING LOSSES.

        Although SCM was profitable for the first and third quarters of 1998 and the year ended December 31, 1997, SCM incurred net operating losses on an annual basis from our inception in 1993 through the year ended December 31, 1996. As of September 30, 1998, SCM had an accumulated deficit of $5.3 million. In view of our loss history, we cannot assure you that SCM will be able to achieve or sustain profitability on an annual or quarterly basis in the future.

OUR QUARTERLY RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

        Our quarterly operating results depend on a number of factors that are difficult to forecast. If our future quarterly operating results fall below the expectations of securities analysts or investors, the trading price of our Common Stock will likely drop. Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future as a result of many factors, including:

        -       level of competition;

        - size, timing, cancellation or rescheduling of significant orders;

        -       market acceptance of our new products and product enhancements;

        - new product announcements or introductions by us or our competitors;

        - our ability to develop, introduce and market new products and product enhancements on a timely basis, if at all;

        - hardware component costs and availability, particularly with respect to hardware components that we obtain from suppliers with one or few sources;

        - our success in expanding our sales and marketing organization and programs;

        -       technological changes in the market for our products;

        -       our level of expenditures on research and development;

        -       foreign currency exchange rates; and

        -       general economic trends.

In addition, because a high percentage of our operating expenses are fixed, a small variation in revenue can cause significant variations in our operating results from quarter to quarter.

WE EXPERIENCE SEASONALITY BECAUSE WE SELL OUR PRODUCTS TO THE GOVERNMENT AND THE CONSUMER MARKET.

        Our business and operating results reflect seasonal trends. We have typically experienced lower net sales and operating income in the first quarter and second quarter and higher net sales in the third quarter and fourth quarter of each calendar year. Seasonal business trends may be caused by a number of factors, including higher consumer sales during the holiday season and the fiscal year end for companies. We believe that the seasonal trends in our business and operating results are principally due to the U.S. government's budgeting requirements. This government related seasonality occurs because original equipment manufacturers (OEMs) incorporate our data security products into personal computers (PCs) and workstations which are then sold to the U.S. government. The back-ended nature of the U.S. government's budgetary cycle encourages OEMs to purchase our products in the second half of each fiscal year. Another reason for our seasonality is that we currently sell our digital video broadcasting (DVB) products mainly to OEMs for the European consumer market. We expect these sales to increase. Because consumer market's sales are highest in the third and fourth quarter of the year, we expect the seasonal trends in our business and operating results to continue.

WE FACE RISKS RELATED TO OUR LONG PRODUCT SALES CYCLE.

        When we obtain a new customer, our initial sales to that customer usually take six to nine months. During this sales cycle, we may expend substantial financial resources and our management's time and effort with no assurance that a sale will ultimately result. The length of a new customer's sales cycle depends on a number of factors that we may not be able to control. These factors include the customer's product and technical requirements and the level of competition we face for that customer's business. Any delays in the sales cycle for new customers could have a material adverse effect on our business and operating results.

        We believe that our operating results may vary significantly in future periods and that our historical results are not reliable indicators of future performance. It is possible that, in the future, our operating results will be below the expectations of stock market analysts and investors. In such event, the market price of our Common Stock could decline significantly.

WE DEPEND ON EMERGING MARKETS AND THE ACCEPTANCE OF OUR PRODUCTS.

        From SCM's inception through 1994, we focused on Personal Computer Memory Card Industry Association ("PCMCIA") peripheral products, including flash memory and fax/modem devices. In 1994, we began emphasizing security and access products. We made our final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing our exit from this business. We have since strategically shifted our product focus to security and connectivity products, which have increased from 13% of our total net sales in 1994 to 100% of total net sales in 1998. Therefore, our net sales are now and will continue to be dependent upon the success of our security and connectivity products.

        SCM's future growth and operating results will depend on whether our security and connectivity product families are commercially successful. As described below, each of our product families address needs in different emerging markets. Emerging markets are growing markets for new products. We may not succeed in these emerging markets which are still developing. In addition, as these markets develop, industry standards may be established. Our products may not comply with the industry standards ultimately adopted in these emerging markets.

        We believe that smart cards are ideally suited to serve as tokens for network and electronic commerce security. Smart card token-based security applications are designed to provide protection from unauthorized access to digital information. Our SwapBox and SwapSmart product families are designed to provide smart card token-based security for PCs. However, the market for network and electronic commerce security applications is still emerging and the smart card may not become the industry standard for these applications.

        Our DVB product family provides a means of controlling access to digital television broadcasts. Our SwapAccess DVB-CAM product implements the DVB-CI and NRSS-B standards. To date, our DVB-CAM product has been implemented in a relatively limited number of DVB set-top boxes in Europe. However, the European standard for DVB conditional access applications is still emerging. Although we believe that the DVB-CI standard will eventually become the European standard for DVB conditional access applications, this standard may not be adopted and the European DVB market may fail to further develop. The market for DVB products in the United States has only recently begun to develop and may not grow. In addition, the substantial base of analog set-top boxes already installed in the United States may cause the market for DVB products in general, and our SwapAccess products in particular, to grow more slowly than expected or not at all.

        If the market for the products described above or any of our other products fail to develop or develop more slowly than expected, or if any of the standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

WE DEPEND ON SALES TO ORIGINAL EQUIPMENT MANUFACTURERS.

        Most of our products are intended for use as components or subsystems in systems manufactured and sold by third party OEMs. In 1997, almost all of our sales were to OEMs and we expect this dependence on OEM sales to continue. In 1997, sales to BetaDigital (a division of the Kirch Group) accounted for 27% of total net sales and sales to our top 10 customers (all of which were OEMs) accounted for 69% of total net sales. In the first nine months of 1998, sales to BetaDigital accounted for 11% of total net sales, sales to Telenor Conax A.S. and subsidiaries accounted for 9% of total net sales, and sales to our top 10 customers (8 of which are OEMs) accounted for 47% of total net sales.

        In order to convince an OEM to incorporate our products into its systems, we must demonstrate that our products provide significant commercial advantages over our competitor's products. We may fail to successfully demonstrate these advantages or our products may cease to provide any advantages. Even if we are able to demonstrate that our products are superior, OEMs may still choose not to incorporate our products into their systems. OEMs may also change their business strategies and manufacturing practices, which could cause them to purchase fewer of our products, find other sources for products we currently manufacture or manufacture these products internally. Our OEM customers may also seek price concessions from us. Failure of OEMs to incorporate our products into their systems, the failure of such OEMs' systems to achieve market acceptance or any other event causing a decline in our sales to OEMs would have a material adverse effect on our business and operating results.

WE DEPEND ON SALES TO GOVERNMENT CONTRACTORS.

        Approximately 39%, 28%, 17% and 12% of our net sales during 1995, 1996, 1997 and the first nine months of 1998, respectively, were derived from sales of our SwapBox product for use by the U.S. government. These sales were made under contracts between SCM and major OEMs that sell PCs to the United States Department of Defense (the "DOD"). We believe that indirect sales to the DOD are subject to a number of significant uncertainties, including timing and availability of funding, unpredictable changes in the timing and quantity of government orders and the generally competitive nature of government contracting. Furthermore, the DOD has been reducing total expenditures over the past few years in several areas. Accordingly, funding for the purchase of our products may be reduced in the future. In addition, we may not be able to modify existing products or develop new products that will continue to meet the specifications of OEM suppliers to the DOD. A significant loss of indirect sales to the U.S. government would have a material adverse effect on our business and operating results.

WE DEPEND ON OUR STRATEGIC RELATIONSHIPS.

        SCM collaborates with a number of corporations and is a member of key industry consortia. We have formed strategic relationships, including technology sharing agreements, with a number of key industry players such as Intel, Gemplus and Telenor. We evaluate, on an ongoing basis, potential strategic alliances and intend to continue to pursue such relationships. Our future success will depend significantly on the success of our current arrangements and our ability to establish additional arrangements. These arrangements may not result in commercially successful products.

OUR MARKETS ARE HIGHLY COMPETITIVE.

        The market for our products is intensely competitive and characterized by rapidly changing technology. We believe that competition in this market is likely to intensify as a result of increasing demand for security products. We currently experience competition from a number of sources, including:

        - ActionTec, Carry Computer Engineering, Greystone and Litronic in PC Card adapters;

        - SmartDisk Corporation, Philips and Tritheim in smart card readers and universal smart card reader interfaces; and

        -       Gemplus in DVB-CAM modules.

        We also experience indirect competition from some of our customers which sell alternative products or are expected to introduce competitive products in the future. We may in the future face competition from these competitors and new competitors, such as Motorola, that develop digital information security products. In addition, the market for digital data security, access control and connectivity products may ultimately include technological solutions other than ours.

        Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Any of these factors could have a material adverse effect on our business and operating results.

        We believe that the principal competitive factors affecting the market for digital data security products include:

        - the extent to which products comply with existing industry standards;

        -       technical features;

        -       ease of use;

        -       quality and reliability;

        -       level of security;

        -       strength of distribution channels; and

        -       price.

        We may not be able to successfully compete as to these or other factors and the competitive pressures may materially and adversely affect our business and operating results.

WE FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS.

        We continually evaluate potential acquisitions of complementary businesses, products and technologies. SCM acquired Shuttle Technology Group Limited (Shuttle), based in the U.K., in November 1998, Intermart Systems K.K. (Intermart), based in Japan, in May 1998 and Intellicard Systems Pte. Ltd., based in Singapore (Intellicard), in June 1998. We may not realize the desired benefits of these recent transactions or of future transactions. In order to successfully integrate acquired companies, we must, among other things:

        - continue to attract and retain key management and other personnel;

        - integrate, from both an engineering and sales and marketing perspective, the acquired products;

        -       establish a common corporate culture; and

        -       integrate geographically distant facilities and employees.

        If our management's attention to day-to-day operations is diverted to integrating acquired companies or if problems in the integration process arise, these difficulties could have a material adverse effect on our business and operating results. In addition, any acquisition, depending on its size, could result in the use of a significant portion of our available cash. If an acquisition is made utilizing our securities, a significant dilution to our stockholders and significant acquisition related charges to earnings could occur. During 1998, SCM incurred significant non-recurring charges associated with the acquisitions of Shuttle, Intermart and Intellicard. SCM may also incur additional material charges in the future resulting from redundancies in product lines, customer lists and sales channels associated with these acquisitions. Acquisitions may also result in the incurrence or the assumption of liabilities, including liabilities that are unknown or not fully known to us at the time of acquisition, which could have a material adverse effect on us. Furthermore, we cannot assure you that any products we acquire in connection with any acquisition will gain acceptance in our markets.

WE NEED TO SUCCESSFULLY MANAGE OUR GROWTH.

        Our business has grown substantially in recent periods, with net sales increasing from $10.9 million in 1994 to $46.4 million in 1997. The growth of our business has placed a significant strain on our management and operations. In 1993, we commenced operations in North America, which included the establishment of a U.S. management team. As a result, we have a limited operating history under our current U.S. management. In addition, the number of employees has increased from 67 at December 31, 1995 to 226 as of September 30, 1998.

If we are successful in achieving our growth plans, our growth is likely to place a significant burden on our operating and financial systems and increased responsibility for senior management and other personnel. Existing management or any new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Our failure to do so could have a material adverse effect on our business and operating results.

WE MUST INTEGRATE OUR GLOBAL LOCATIONS.

        SCM's U.S. headquarters are located in Los Gatos, California, European headquarters are located in Pfaffenhofen, Germany, and research and development facilities are located in Erfurt, Germany, La Ciotat, France, Wokingham, England, Pondicherry, India and Madras, India. In Asia, we are located in Singapore, Taiwan and Tokyo, Japan. Operating in diverse geographic locations imposes a number of risks and burdens on us, including the need to manage employees and contractors from diverse cultural backgrounds and who speak different languages, and difficulties associated with operating in a number of time zones. Although these difficulties can be reduced through the use of electronic mail and teleconferencing, unforeseen difficulties or logistical barriers in operating in diverse locations may occur. Operating in widespread geographic locations requires us to implement and operate complex information systems. Although we believe that our information systems are adequate, we may in the future have to implement new information systems. Implementation of new information systems may be costly and may require us to train personnel. Any failure or delay in implementing these systems, procedures and controls on a timely basis, if necessary, or in expanding these areas in an efficient manner could have a material adverse effect on our business and operating results.

WE MAY BE EXPOSED TO RISKS OF INTELLECTUAL PROPERTY INFRINGEMENT.

        SCM's success depends significantly upon our proprietary technology. We currently rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality agreements and contractual provisions to protect our proprietary rights. Our software, documentation and other written materials are protected under trade secret and copyright laws, which afford only limited protection. SCM generally enters into confidentiality and non-disclosure agreements with our employees and with key vendors and suppliers. Our SwapBox and SwapSmart trademarks are registered in the United States. We continuously evaluate the registration of additional trademarks as appropriate. We currently have seven United States patents issued and three German patents issued. We also have nineteen patent applications pending worldwide. In addition, we have exclusive licenses under four other United States patents, and licenses for two United States patents associated with our products. Although we often seek to protect our proprietary technology through patents, it is possible that no new patents will be issued, that our proprietary products or technologies are not patentable, and that any issued patent will fail to provide us with any competitive advantages.

           There has been a great deal of litigation in the technology industry regarding intellectual property rights. Litigation may be necessary to protect our proprietary technology. SCM has from time to time received claims that it is infringing upon third parties' intellectual property rights. In April 1997, Gemplus served SCM with a complaint alleging that our SwapSmart product infringes certain claims of a French patent held by Gemplus. Although this dispute was settled on terms acceptable to us, future disputes with third parties may arise and these disputes may not be resolved on terms acceptable to us. As the number of products and competitors in our target markets grows, the likelihood of infringement claims also increases. Any claims or litigation may be time-consuming and costly, cause product shipment delays, or require us to redesign our products or require us to enter into royalty or licensing agreements. Any of these events could have a material adverse effect on our business and operating results. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to use our proprietary information and software. In addition, the laws of some foreign countries do not protect proprietary and intellectual property rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary and intellectual property rights may not be adequate. There is a risk that our competitors will independently develop similar technology, duplicate our products or design around patents or other intellectual property rights.

WE DEPEND ON CONTRACT AND OFFSHORE MANUFACTURING.

        Most of our products are manufactured outside the United States because we believe that global sourcing enables us to achieve greater economies of scale, improve gross margins and maintain uniform quality standards for our products. A significant portion of our products are now manufactured by SCM Microsystems (Asia) Pte. Ltd. (formerly Intellicard), our wholly-owned subsidiary in Singapore, but we also source some of our products through two contract manufacturers in Europe. If Intellicard or any of our contract manufacturers cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. In this regard, one of our contract manufacturers has recently been involved in bankruptcy proceedings and may be unable to continue manufacturing our products. Despite efforts to do so, we may not be able to identify or qualify new contract manufacturers in a timely manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements. Any significant delay in our ability to obtain adequate supplies of our products from our current or alternative sources would materially and adversely affect our business and operating results.

        In an effort to reduce our manufacturing costs, SCM has shifted volume production of many of our product components to Singapore. We are currently considering shifting the production of other product components to other suppliers in Europe or Asia. Transferring production to these new locations could disrupt our manufacturing process and increase overall production costs. In addition, foreign manufacturing poses a number of risks, including transportation delays and interruptions, difficulties in staffing, currency fluctuations, potentially adverse tax consequences and unexpected changes in regulatory requirements, tariffs and other trade barriers, and political and economic instability.

WE HAVE A LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS.

        We rely upon a limited number of suppliers of several key components of our products. For example, SCM purchases mechanical components for use in our smart card reader product exclusively from Stocko, a German-based supplier. Our reliance on only one supplier could impose several risks, including an inadequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of these components could delay shipments of our products, which could have a material adverse effect on our business and operating results. These delays could also damage relationships with current and prospective customers.

THE MARKETS FOR OUR PRODUCTS MAY UNDERGO RAPID TECHNOLOGICAL CHANGE.

        The markets for our products is characterized by rapidly changing technology. Our customers' needs change and new products are introduced frequently. Product life cycles are short and industry standards are still evolving. These rapid changes in technology could render our existing products obsolete and unmarketable. Therefore, our future success will depend upon our ability to successfully develop and introduce new and enhanced products that meet our customers' increasing expectations and incorporate the latest technology. Product development is risky because it is difficult to foresee developments in technology, coordinate technical personnel and identify and eliminate design flaws. Any significant delay in releasing new products could have a material adverse effect on the ultimate success of our products and could reduce sales of predecessor products. We may not be able to introduce new products on a timely basis. In addition, new products introduced by us may fail to achieve a significant degree of market acceptance or, once accepted, may fail to sustain for any significant period. These factors could have a material adverse effect on our business and operating results.

WE FACE RISKS RELATED TO INTERNATIONAL SALES AND CURRENCY FLUCTUATIONS.

        SCM was originally a German corporation and continues to conduct a substantial portion of its business in Europe. Approximately 48%, 50%, 51% and 61% of our revenues in 1995, 1996, 1997, and the first nine months of 1998, respectively, were derived from customers located outside the United States. Because a significant number of our principal customers are located in other countries, we anticipate that international sales will continue to account for a significant portion of our revenues. As a result, a significant portion of our sales and operations may continue to be subject to certain risks, including:

        -       tariffs and other trade barriers;

        - difficulties in staffing and managing disparate branch operations;

        -       currency exchange risks;

        -       exchange controls; and

        -       potential adverse tax consequences.

        These factors may have a material adverse effect on our business and operating results.

        We conduct operations and sell products in several different countries. In addition, we recently acquired companies in Japan, Singapore, Great Britain and India. Therefore, our operating results may be impacted by the fluctuating exchange rates of foreign currencies, especially the German mark, the Japanese yen, the Singapore dollar, the British pound and the Indian rupee, in relation to the U.S. dollar. We do not currently engage in hedging activities with respect to our foreign currency exposure. We continually monitor our exposure to currency fluctuations and may use financial hedging techniques when appropriate to minimize the effect of these fluctuations. Even so, exchange rate fluctuations may still have a material adverse effect on our business and operating results. In the future, we could be required to denominate our product sales in other currencies, which would make the management of currency fluctuations more difficult and expose us to greater currency risks.

WE MAY BE EXPOSED TO PRODUCT LIABILITY RISKS.

        Customers rely on our token-based security products to prevent unauthorized access to their digital information. A malfunction of or design defect in our products could result in legal or warranty claims. Although we place warranty disclaimers and liability limitation clauses in our sales agreements and maintain product liability insurance, we cannot assure you that these measures will be effective in limiting our liability. Liability for damages resulting from security breaches could be substantial and could have a material adverse effect on our business and operating results. In addition, a well-publicized security breach involving token-based and other security systems could adversely affect the market's perception of products like ours in general, or our products in particular, regardless of whether the breach is actual or attributable to our products. In that event, the demand for our products could decline, which would have a material adverse effect on our business and operating results.

WE FACE YEAR 2000 COMPLIANCE RISKS.

        Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, during the current year, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The Year 2000 problem could affect computers, software and other equipment used, operated, or maintained by us, our business partners, our suppliers and our customers. We have formed a committee (the Committee) to oversee our computer system upgrade needs, including the specific assignment to deal with Year 2000 issues.

        The Committee is composed of various members of our staff. The Committee meets periodically and any findings are reviewed by our executive staff. We have reviewed all of our current product offerings and believe that our current products are Year 2000 compliant. The Committee's general plan of action includes inventorying all essential internal equipment, contacting suppliers to ascertain their readiness for Year 2000 compliance, testing all critical systems, implementing a new Enterprise Resource Planning (ERP) system, and resolving all critical problems by the end of the third quarter of 1999. We are currently on schedule to complete all critical Year 2000 problems by the end of the third quarter of 1999.

        We estimate the total Year 2000 costs to be between $75,000 and $100,000. In addition, we plan to implement a new ERP system to serve our worldwide information system, which we estimate will cost $1.0 million to $1.3 million. As of September 30, 1998, we have not incurred any significant costs related to Year 2000 issues. We have budgeted all Year 2000 costs independently of our information technology department. All costs will be paid from our operating funds.

        SCM is currently in the process of completing a comprehensive inventory and evaluation of our systems, equipment and facilities. We are in the process of identifying all essential suppliers and plan to contact them, if required, to determine that the suppliers' operations, products and services are Year 2000 compliant. We have a number of projects underway to replace or upgrade systems, equipment and facilities that are not currently Year 2000 compliant. We do not have a specific contingency plan should the replacement or upgrade of these systems fail. We are working to develop such a contingency plan.

        In addition, our sales could suffer if our customers divert resources from purchasing our products to resolving their own Year 2000 issues. The Year 2000 problem may have a material adverse effect on our business and operating results.

THE ADOPTION OF THE EURO PRESENTS UNCERTAINTIES.

        On January 1, 1999, eleven of the fifteen member countries of the European Union established a fixed conversion rates between their existing currencies (the "old currency") and the one common legal currency known as the "Euro". From January 1, 1999 through June 30, 2002 the countries will be able to use their old currencies or the Euro to transact business. By July 1, 2002, the conversion to the Euro will be complete, at which time the old currencies will no longer be legal tender. The conversion to the Euro will eliminate currency exchange rate risk between the member countries.

        We do not anticipate any material impact from the Euro conversion on our financial information systems which currently accommodate multiple currencies. Computer software changes necessary to comply with the Year 2000 issue are generally compliant to the Euro conversion issue. Because there are many uncertainties, we cannot reasonably estimate the effect that the Euro conversion issue will have on our pricing or market strategies, and the impact, if any, it will have on our financial condition and result of operations.

WE DEPEND ON OUR KEY PERSONNEL.

        We depend on the continued employment of our senior executive officers and other key management and technical personnel. If any of our key personnel leave and are not adequately replaced, our business would be adversely affected. In particular, we depend on the continued service of Robert Schneider, our Chairman of the Board, Steven Humphreys, our President and Chief Executive Officer, and Bernd Meier, our Chief Operating Officer. SCM provides compensation incentives such as bonuses, benefits and option grants (which are typically subject to vesting over four years) to attract and retain qualified employees. In addition, our German subsidiary has entered into substantially similar employment agreements with each of Messrs. Schneider and Meier pursuant to which each serves as a Managing Director of the subsidiary. Each of the respective agreements has no set termination date, may be terminated by the subsidiary or the officer with six months notice, and provides that the officer cannot work for one of our competitors during the one-year period following his termination. Non-compete agreements are, however, generally difficult to enforce. Therefore, these provisions may not provide us with significant protection. We also have an employment agreement with Jean-Yves Le Roux, our Vice President, Business Development, that may be terminated by him or SCM if either so chooses. In addition, the Company entered into employment agreements with three employees of Shuttle, one of whom is covered by a key man life insurance policy. We do not maintain key man life insurance on any other employees.

        We believe that our future success will depend in large part on our continuing ability to attract and retain highly qualified technical and management personnel. Competition for such personnel is intense, and we may not be able to retain our key technical and management employees or to attract, assimilate or retain other highly qualified technical and management personnel in the future.

OUR STOCK PRICE IS POTENTIALLY VOLATILE.

        The stock market has recently experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market price of our Common Stock has been highly volatile and is likely to continue to be volatile. The future trading price for our Common Stock will depend on a number of factors, including:

        -       variations in our financial results;

        -       comments and forecasts by security analysts;

        - our ability to increase our manufacturing capability as required by customer demand;

        -       any loss of key management;

        - announcements of technological innovations or new products by us or our competition; and

        -       patents or other proprietary rights or patent litigation.


        In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

                                 USE OF PROCEEDS

        SCM will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

                       SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Supplemental Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future.

                                                                                                             NINE MONTHS ENDED
                                                                   YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                            ------------------------------------------------------------     ---------------------
                                              1993         1994         1995          1996        1997         1997       1998(1)
                                            --------     --------     --------     --------     --------     --------     --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales                                   $  5,413     $ 10,940     $ 23,588     $ 30,152     $ 46,423     $ 28,602     $ 49,903
Cost of sales                                  4,174        8,311       19,076       21,030       30,213       18,432       31,413
                                            --------     --------     --------     --------     --------     --------     --------
Gross profit                                   1,239        2,629        4,512        9,122       16,210       10,170       18,490
Operating Expenses:
      Research and development                   839        1,392        1,809        3,196        4,501        3,231        4,464
      Sales and marketing                      1,127        2,038        3,128        4,459        5,923        4,120        6,173
      General and administrative                 539          733        1,820        2,375        3,872        2,790        5,723
      In-process research and development         --           --           --           --           --           --        3,101
      Acquisition expenses                        --           --           --           --           --           --          581
                                            --------     --------     --------     --------     --------     --------     --------
          Total operating expenses             2,505        4,163        6,757       10,030       14,296       10,141       20,042
                                            --------     --------     --------     --------     --------     --------     --------
Income (loss) from operations                 (1,266)      (1,534)      (2,245)        (908)       1,914           29       (1,552)
      Interest income (expense), net            (107)        (290)        (381)        (309)         815          140        4,146
      Foreign currency transaction
          gains (losses)                          (9)          (7)          42          288          688          571          236
                                            --------     --------     --------     --------     --------     --------     --------
Income (loss) before income taxes             (1,382)      (1,831)      (2,584)        (929)       3,417          740        2,830
      Provision for income taxes                  --          (11)          78           19        1,068          362        1,945
                                            --------     --------     --------     --------     --------     --------     --------
Net income (loss)                             (1,382)      (1,820)      (2,662)        (948)       2,349          378          885
Accretion on redeemable convertible
      preferred stock                             --           --         (139)        (287)        (802)        (802)          --
                                            --------     --------     --------     --------     --------     --------     --------
Net income (loss) applicable to
      common stockholders                   $ (1,382)    $ (1,820)    $ (2,801)    $ (1,235)    $  1,547     $   (424)    $    885
                                            ========     ========     ========     ========     ========     ========     ========

Basic net income (loss) per share           $  (0.90)    $  (1.04)    $  (1.52)    $  (0.67)    $   0.35     $  (0.18)    $   0.07
                                            ========     ========     ========     ========     ========     ========     ========

Diluted net income (loss) per share         $  (0.90)    $  (1.04)    $  (1.52)    $  (0.67)    $   0.28     $  (0.18)    $   0.06
                                            ========     ========     ========     ========     ========     ========     ========

Shares used in computations:
      Basic net income (loss) per share        1,537        1,752        1,838        1,838        4,394        2,296       12,954
                                            ========     ========     ========     ========     ========     ========     ========
      Diluted net income (loss) per share      1,537        1,752        1,838        1,838        5,614        2,296       13,726
                                            ========     ========     ========     ========     ========     ========     ========

                                                                           DECEMBER 31,
                                              ---------------------------------------------------------------      SEPTEMBER 30,
                                                1993          1994            1995         1996         1997          1998(1)
                                              -------        -------         ------        -----        -----         --------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and
    short-term investments                    $    131      $     93      $    936      $  2,666      $ 56,073     $131,677
Working capital (deficit)                          334           910         1,930        (1,442)       62,363      148,018
Total assets                                     2,505         4,553         9,777        13,820        75,602      180,111
Long-term debt, less current portion               503         3,027         2,147            --            --           --
Redeemable convertible preferred stock              --            --         4,781         5,068            --           --
Total stockholders' equity (deficit)               (63)       (1,904)       (4,369)       (5,428)       65,183      162,125

--------------

(1) The Company's financial statements as of and for the nine-month period ended September 30, 1998 have been restated to reflect a reduction to the in-process research and development charge incurred in connection with the Company's acquisition of Intermart and ICS. See Note 2 to the Supplemental Consolidated Financial Statements contained elsewhere in this Prospectus.


                              SELLING STOCKHOLDERS

        The following table sets forth as of the date of this prospectus, the name of each of the selling stockholders, the number of shares of Common Stock that each selling stockholder owns, the number of shares of Common Stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus, and the number of shares of Common Stock to be held by each selling stockholder assuming the sale of all the Common Stock offered hereby.


        The selling stockholders are former or current employees of SCM, Shuttle Technology Group Limited or Intermart Systems, K.K. SCM may amend or supplement this prospectus from time to time to update the disclosure set forth herein.





                                  SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY OWNED
                                     PRIOR TO OFFERING(1)          NUMBER OF                AFTER OFFERING(1)
                                  -------------------------      SHARES BEING           -------------------------
NAME OF SELLING STOCKHOLDER        NUMBER           PERCENT         OFFERED               NUMBER         PERCENT
---------------------------       -------           -------      ------------           ----------      ---------

Michael Lemaire                    78,943              *             78,943                  0              *

John Mandeen                       78,943              *             78,943                  0              *

Ulrich Blass                      120,739              *            120,739                  0              *

W. J. Eykyn                       138,504              *            138,504                  0              *

Alan Jones                        183,770             1.3           183,770                  0              *

Deborah Norford-Jones             108,781              *            108,781                  0              *

Balaji Baktha                      22,290              *             22,290                  0              *

P. K. Venkateswaran                21,732              *             21,732                  0              *

Robert Thomson                      8,513              *              8,513                  0              *

Yasuyaki Akamatsu                   7,003              *              7,003                  0              *

George Dundon                       5,015              *              5,015                  0              *

Andrew Nott                         1,671              *              1,671                  0              *

Michael Edwards                     1,370              *              1,370                  0              *

Peter Murphy                       33,435              *             33,435                  0              *

                                  SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY OWNED
                                     PRIOR TO OFFERING(1)          NUMBER OF                AFTER OFFERING(1)
                                  -------------------------      SHARES BEING           -------------------------
NAME OF SELLING STOCKHOLDER        NUMBER           PERCENT         OFFERED               NUMBER         PERCENT
---------------------------       -------           -------      ------------           ----------      ---------


W. J. Eykyn Settlement
Trust 1998                         32,599              *            32,599                  0               *

Total                             843,308             6.0           843,308                 0               *


----------

*Less than 1%.
(1) Based on 14,006,477 shares outstanding as of January 31, 1999.


                              PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of SCM in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, at varying prices or at negotiated prices. The shares offered hereby may be sold, without limitation, by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
(c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

        In connection with distributions of the shares offered hereby or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of SCM's common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell SCM's common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

        Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholder and/or purchasers of the shares offered hereby (and, if it acts as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholder. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales, may pay to or receive from the purchasers of such shares commissions computed as described above.

        To comply with the securities laws of certain states, if applicable, the shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares offered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the shares offered hereby in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer than participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our Certificate of Incorporation limits the liability of our directors for monetary damages to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

        Our Bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers, employees and agents to the fullest extent permitted by law. SCM's Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

        We have entered into agreements to indemnify our directors and officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SCM, arising out of such person's services as an SCM director or officer, any subsidiary of SCM or any other company or enterprise to which the person provides services at our request.

        We also maintain an insurance policy insuring our directors and officers against liability for certain acts and omissions while acting in their official capacities.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling SCM pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                                  LEGAL MATTERS

Certain legal matters relating to the validity of the securities offered hereby will be passed upon for SCM by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Members of Wilson Sonsini Goodrich & Rosati, Professional Corporation own approximately 13,000 shares of SCM Common Stock.


                                     EXPERTS

        The consolidated financial statements and related schedule of SCM as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The supplemental consolidated financial statements of SCM as of December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

                     SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

             INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Report....................................................................  19
Supplemental Consolidated Balance Sheets .......................................................  20
Supplemental Consolidated Statements of Operations..............................................  21
Supplemental Consolidated Statements of Stockholders' Equity (Deficit)..........................  22
Supplemental Consolidated Statements of Cash Flows..............................................  23
Notes to Supplemental Consolidated Financial Statements.........................................  24
Management's Discussion and Analysis of Financial Condition and Results of Operations...........  39

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
SCM Microsystems, Inc.:

        We have audited the accompanying supplemental consolidated balance sheets of SCM Microsystems, Inc. and subsidiaries (the Company) as of December 31, 1996 and 1997, and the related supplemental consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1997. These supplemental consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The supplemental consolidated financial statements give retroactive effect to the merger of the Company and Shuttle Technology Group on November 4, 1998, which has been accounted for as a pooling of interests as described in
Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

        In our opinion, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of SCM Microsystems, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination.


KPMG LLP


Mountain View, California
January 11, 1999

                     SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                                DECEMBER 31,        SEPTEMBER 30,
                                                                                           ----------------------   -------------
                                                                                             1996         1997         1998
                                                                                           ---------    ---------    ---------
                                                                                                                     (Unaudited)
                                                            ASSETS

Current assets:

  Cash and cash equivalents                                                                $   2,666    $  25,737    $  33,570

  Short-term investments                                                                          --       30,336       98,107

  Accounts receivable, less allowance of $223, $190 and $854 as of
     December 31, 1996 and 1997, and September 30, 1998, respectively                          6,552       11,157       22,246

  Inventories                                                                                  2,880        5,001       10,645

  Prepaid expenses                                                                               640          551        1,436
                                                                                           ---------    ---------    ---------

     Total current assets                                                                     12,738       72,782      166,004

Property and equipment, net                                                                    1,082        1,671        3,558

Goodwill, net                                                                                     --        1,149       10,549
                                                                                           ---------    ---------    ---------

                                                                                           $  13,820    $  75,602    $ 180,111
                                                                                           =========    =========    =========



                                 LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK
                                         AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

  Notes payable                                                                            $   6,198    $     802    $     824

  Related party debt                                                                           2,447           --           --

  Accounts payable                                                                             4,327        6,168       10,361

  Accrued payroll and related expenses                                                           478          796        1,577

  Other accrued expenses                                                                         652        1,509        2,342

  Income taxes payable                                                                            78        1,144        2,882
                                                                                           ---------    ---------    ---------

     Total current liabilities                                                                14,180       10,419       17,986
                                                                                           ---------    ---------    ---------

Commitments and contingencies

Redeemable convertible preferred stock; $0.001 par value; 6,000,000 shares at
  December 31, 1996, and 10,000,00 shares at December 31, 1997, and September 30,
  1998, authorized; 1,211,914 shares at December 31, 1996, and -0- shares at
  December 31, 1997, and September 30, 1998, issued and outstanding (liquidation
  preference of $4,642 at December 31, 1996)                                                   5,068           --           --

Stockholders' equity (deficit):

  Convertible preferred stock, $0.001 par value; 854,038 shares at December 31, 1996,
     and -0- shares at December 31, 1997, and September 30, 1998, issued and outstanding           1           --           --

  Common stock, $0.001 par value; 19,000,000 shares at December 31, 1996, and
     40,000,000 shares at December 31, 1997, and September 30, 1998, authorized;
     1,837,656, 11,502,953 and 13,935,677 shares issued and outstanding at
     December 31, 1996 and 1997, and September 30, 1998, respectively                              2           12           14

  Additional paid-in capital                                                                   2,692       72,027      167,666

  Deferred stock compensation                                                                   (224)        (125)         (83)

  Accumulated deficit                                                                         (7,772)      (6,225)      (5,340)

  Other cumulative comprehensive loss                                                           (127)        (506)        (132)
                                                                                           ---------    ---------    ---------

     Total stockholders' equity (deficit)                                                     (5,428)      65,183      162,125
                                                                                           ---------    ---------    ---------

                                                                                           $  13,820    $  75,602    $ 180,111
                                                                                           =========    =========    =========


    See accompanying notes to supplemental consolidated financial statements.

                     SCM MICROSYSTEMS, INC. AND SUBSIDIARIES
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                                                                   NINE MONTHS
                                                                               YEARS ENDED DECEMBER 31,         ENDED SEPTEMBER 30,
                                                                           --------------------------------    --------------------
                                                                             1995        1996       1997         1997        1998
                                                                           --------    --------    --------    --------    --------
                                                                                                                   (Unaudited)

Net sales                                                                  $ 23,588    $ 30,152    $ 46,423    $ 28,602    $ 49,903

Cost of sales                                                                19,076      21,030      30,213      18,432      31,413
                                                                           --------    --------    --------    --------    --------

          Gross profit                                                        4,512       9,122      16,210      10,170      18,490
                                                                           --------    --------    --------    --------    --------

Operating expenses:

     Research and development                                                 1,809       3,196       4,501       3,231       4,464

     Sales and marketing                                                      3,128       4,459       5,923       4,120       6,173

     General and administrative                                               1,820       2,375       3,872       2,790       5,723

     In-process research and development                                         --          --          --          --       3,101

     Acquisition integration expenses                                            --          --          --          --         581
                                                                           --------    --------    --------    --------    --------

          Total operating expenses                                            6,757      10,030      14,296      10,141      20,042
                                                                           --------    --------    --------    --------    --------

          Income (loss) from operations                                      (2,245)       (908)      1,914          29      (1,552)

Interest income (expense), net                                                 (381)       (309)        815         140       4,146

Foreign currency transaction gains                                               42         288         688         571         236
                                                                           --------    --------    --------    --------    --------

          Income (loss) before income taxes                                  (2,584)       (929)      3,417         740       2,830

Provision for income taxes                                                       78          19       1,068         362       1,945
                                                                           --------    --------    --------    --------    --------

          Net income (loss)                                                  (2,662)       (948)      2,349         378         885

Accretion on redeemable convertible preferred stock                            (139)       (287)       (802)       (802)         --
                                                                           --------    --------    --------    --------    --------

          Net income (loss) applicable to common stockholders              $ (2,801)   $ (1,235)   $  1,547    $   (424)   $    885
                                                                           ========    ========    ========    ========    ========

Basic net income (loss) per share                                          $  (1.52)   $  (0.67)   $   0.35    $  (0.18)   $   0.07
                                                                           ========    ========    ========    ========    ========

Diluted net income (loss) per share                                        $  (1.52)   $  (0.67)   $   0.28    $  (0.18)   $   0.06
                                                                           ========    ========    ========    ========    ========

Shares used to compute basic net income (loss) per share                      1,838       1,838       4,394       2,296      12,954
                                                                           ========    ========    ========    ========    ========

Shares used to compute diluted net income (loss) per share                    1,838       1,838       5,614       2,296      13,726
                                                                           ========    ========    ========    ========    ========



    See accompanying notes to supplemental consolidated financial statements.

                     SCM MICROSYSTEMS, INC. AND SUBSIDIARIES

     SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                Convertible Preferred
                                                                   Stock - Series A                 Common Stock
                                                           ----------------------------        ---------------------------
                                                              Shares          Amount             Shares           Amount        )
                                                           ----------        ----------        ----------       ----------
Balances as of December 31, 1994                              854,038        $        1         1,837,656       $        2

     Redeemable convertible preferred stock,
       Series B additional paid-in capital                         --                --                --               --

     Foreign currency translation adjustment                       --                --                --               --

     Net loss                                                      --                --                --               --

     Accretion on redeemable convertible
       preferred stock, Series B                                   --                --                --               --
                                                           ----------        ----------        ----------       ----------

Balances as of December 31, 1995                              854,038                 1         1,837,656                2

     Deferred compensation related to grants
       of stock options                                            --                --                --               --

     Amortization of deferred stock
       compensation                                                --                --                --               --

     Foreign currency translation adjustment                       --                --                --               --

     Net loss                                                      --                --                --               --

     Accretion on redeemable convertible
       preferred stock, Series B                                   --                --                --               --
                                                           ----------        ----------        ----------       ----------

Balances as of December 31, 1996                              854,038                 1         1,837,656                2

     Issuance of common stock upon
      exercise of options and warrants                             --                --           680,531                1

     Deferred compensation related to
      grants of stock options                                      --                --                --               --

     Common stock warrants issued
       in settlement of patent claim                               --                --                --               --

     Sale of common stock, net of
       issuance costs                                              --                --         3,955,500                4

     Issuance of common stock in exchange
       for the net assets of business acquired                     --                --           230,733               --

     Conversion of convertible preferred
       stock, Series A, to common stock                      (854,038)               (1)          854,038                1

     Conversion of redeemable convertible
       preferred stock, Series B through F,
       to common stock                                             --                --         3,944,495                4

     Amortization of deferred stock
       compensation                                                --                --                --               --

     Foreign currency translation adjustment                       --                --                --               --

     Net income                                                    --                --                --               --

     Accretion on redeemable convertible
       preferred stock, Series B through F                         --                --                --               --
                                                           ----------        ----------        ----------       ----------

Balances as of December 31, 1997                                   --                --        11,502,953               12

     Issuance of common stock upon
        exercise of options and warrants (unaudited)               --                --           874,988                1

     Sale of common stock, net of
       issuance costs (unaudited)                                  --                --         1,450,000                1

     Issuance of common stock in exchange for the
       net assets of business acquired (unaudited)                 --                --           107,736               --

     Amortization of deferred stock
       compensation (unaudited)                                    --                --                --               --

     Foreign currency translation
        adjustment (unaudited)                                     --                --                --               --

     Net income (unaudited)                                        --                --                --               --
                                                           ----------        ----------        ----------       ----------

Balances as of September 30, 1998 (unaudited)                      --        $       --        13,935,677       $       14
                                                           ==========        ==========        ==========       ==========


                                                                                                         Other
                                                    Additional         Deferred                        Cumulative        Total
                                                     Paid-in            Stock           Accumulated   Comprehensive   Stockholders'
                                                      Capital        Compensation        Deficit          Loss      Equity (Deficit)
                                                     ----------       ----------        ----------     ----------      ----------

Balances as of December 31, 1994                     $    2,066       $       --        $   (3,736)    $     (238)     $   (1,905)

     Redeemable convertible preferred stock,
       Series B additional paid-in capital                  249               --                --             --             249

     Foreign currency translation adjustment                 --               --                --             88              88

     Net loss                                                --               --            (2,662)            --          (2,662)

     Accretion on redeemable convertible
       preferred stock, Series B                             --               --              (139)            --            (139)
                                                     ----------       ----------        ----------     ----------      ----------

Balances as of December 31, 1995                          2,315               --            (6,537)          (150)         (4,369)

     Deferred compensation related to grants
       of stock options                                     377             (377)               --             --              --

     Amortization of deferred stock
       compensation                                          --              153                --             --             153

     Foreign currency translation adjustment                 --               --                --             23              23

     Net loss                                                --               --              (948)            --            (948)

     Accretion on redeemable convertible
       preferred stock, Series B                             --               --              (287)            --            (287)
                                                     ----------       ----------        ----------     ----------      ----------

Balances as of December 31, 1996                          2,692             (224)           (7,772)          (127)         (5,428)

     Issuance of common stock upon
      exercise of options and warrants                       63               --                --             --              64

     Deferred compensation related to
      grants of stock options                               175             (175)               --             --              --

     Common stock warrants issued
       in settlement of patent claim                        453               --                --             --             453

     Sale of common stock, net of
       issuance costs                                    45,361               --                --             --          45,365

     Issuance of common stock in exchange
       for the net assets of business acquired            1,640               --                --             --           1,640

     Conversion of convertible preferred
       stock, Series A, to common stock                      --               --                --             --              --

     Conversion of redeemable convertible
       preferred stock, Series B through F,
       to common stock                                   21,643               --                --             --          21,647

     Amortization of deferred stock
       compensation                                          --              274                --             --             274

     Foreign currency translation adjustment                 --               --                --           (379)           (379)

     Net income                                              --               --             2,349             --           2,349

     Accretion on redeemable convertible
       preferred stock, Series B through F                   --               --              (802)            --            (802)
                                                     ----------       ----------        ----------     ----------      ----------

Balances as of December 31, 1997                         72,027             (125)           (6,225)          (506)         65,183

     Issuance of common stock upon
        exercise of options and warrants (unaudited)      6,778               --                --             --           6,779

     Sale of common stock, net of
       issuance costs (unaudited)                        82,885               --                --             --          82,886

     Issuance of common stock in exchange for the
       net assets of business acquired (unaudited)        5,976               --                --             --           5,976

     Amortization of deferred stock
       compensation (unaudited)                              --               42                --             --              42

     Foreign currency translation
        adjustment (unaudited)                               --               --                --            374             374

     Net income (unaudited)                                  --               --               885             --             885
                                                     ----------       ----------        ----------     ----------      ----------

Balances as of September 30, 1998 (unaudited)        $  167,666       $      (83)       $   (5,340)    $     (132)     $  162,125
                                                     ==========       ==========        ==========     ==========      ==========



    See accompanying notes to supplemental consolidated financial statements.

                     SCM MICROSYSTEMS, INC. AND SUBSIDIARIES
               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                                    NINE-MONTH
                                                                                                                   PERIOD ENDED
                                                                                   YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                                                                               ------------------------------   -------------------
                                                                                 1995       1996       1997       1997       1998
                                                                               --------   --------   --------   --------   --------
                                                                                                                   (Unaudited)
Cash flows from operating activities:
     Net income (loss)                                                         $ (2,662)  $   (948)  $  2,349   $    378   $    885
     Adjustments to reconcile net income (loss) to net cash provided by
        (used in) operating activities:
           Depreciation and amortization                                            154        511        660        337      1,511
           Charge off of in-process research and development                         --         --         --         --      3,101
           Interest on subordinated stockholder loans converted to equity           242         --         --         --         --
           Amortization of deferred stock compensation                               --        153        274        227         42
           Non-cash charges from issuance of warrants                                --         --        453        453         --
           Changes in operating assets and liabilities:
              Accounts receivable                                                (3,050)    (1,497)    (3,751)    (4,846)    (7,055)
              Inventories                                                          (882)      (227)    (1,615)       522     (4,080)
              Prepaid expenses                                                      (97)      (605)       (93)      (496)      (532)
              Accounts payable                                                    2,306        623      1,495      3,205      1,216
              Accrued expenses                                                      494        191        765        535        842
              Income taxes payable                                                   73         31      1,015        248      1,572
                                                                               --------   --------   --------   --------   --------
                 Net cash provided by (used in) operating activities             (3,422)    (1,768)     1,552        563     (2,498)
                                                                               --------   --------   --------   --------   --------

Cash flows from investing activities:
     Capital expenditures                                                          (588)      (883)      (973)      (635)    (1,512)
     Businesses acquired, net of cash received                                       --         --         --         --     (9,875)
     Proceeds from short-term investments                                            --         --         --         --     26,612
     Purchases of short-term investments                                             --         --    (30,336)        --    (94,383)
                                                                               --------   --------   --------   --------   --------
                 Net cash used in investing activities                             (588)      (883)   (31,309)      (635)   (79,158)
                                                                               --------   --------   --------   --------   --------

Cash flows from financing activities:
     Proceeds from notes payable                                                  1,253      5,057        380         --         --
     Payments on notes payable and long-term debt                                   (59)    (1,531)    (4,330)    (1,401)      (302)
     Proceeds from long-term debt                                                 1,509         --         --         --         --
     Proceeds from issuance of equity, net                                           --         --     45,424         --     89,665
     Proceeds from issuance of redeemable convertible preferred stock, net        2,441         --     11,437     12,148         --
     Proceeds from (repayments of) line of credit                                  (235)     1,117        523        230         36
                                                                               --------   --------   --------   --------   --------
                 Net cash provided by financing activities                        4,909      4,643     53,434     10,977     89,399
                                                                               --------   --------   --------   --------   --------

Effect of exchange rates on cash                                                    (56)      (262)      (606)      (790)        90
                                                                               --------   --------   --------   --------   --------

Net increase in cash                                                                843      1,730     23,071     10,115      7,833

Cash and cash equivalents at beginnning of period                                    93        936      2,666      2,666     25,737
                                                                               --------   --------   --------   --------   --------

Cash and cash equivalents at end of period                                     $    936   $  2,666   $ 25,737   $ 12,781   $ 33,570
                                                                               ========   ========   ========   ========   ========

Supplemental disclosures of cash flow information:
     Cash paid during the period - interest                                    $    237   $    321   $    161   $    118   $     59
                                                                               ========   ========   ========   ========   ========

     Noncash financing activities:
        Accretion on redeemable convertible preferred stock                    $     --   $    287   $    802   $    802   $     --
                                                                               ========   ========   ========   ========   ========

        Conversion of related party and non-related party debt
           into redeemable convertible Preferred Stock                         $  2,301   $     --   $  4,330   $  4,330   $     --
                                                                               ========   ========   ========   ========   ========

        Conversion of convertible preferred stock and redeemable
            convertible preferred stock into common stock                      $     --   $     --   $ 23,269   $ 23,269   $     --
                                                                               ========   ========   ========   ========   ========


    See accompanying notes to supplemental consolidated financial statements.

                             SCM MICROSYSTEMS, INC.

             NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1996 AND 1997

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

     SCM Microsystems, Inc. and subsidiaries ("SCM" or "the Company") designs, develops and sells standards-compliant hardware, firmware and software products and technologies used in smart card and other token-based network security and conditional access systems. The Company currently sells its products to a number of OEM customers. The Company maintains its U.S. headquarters in California and maintains its international headquarters in Germany.

     During 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

Basis of Presentation

     The accompanying supplemental consolidated financial statements of SCM have been prepared to give retroactive effect to the merger with Shuttle Technology Group Ltd. on November 4, 1998. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

Reincorporation

     From inception in 1990 until December 1996, the Company was incorporated in Germany. During 1993, the Company formed a U.S. subsidiary which is incorporated in Delaware.

     In December 1996, the Company incorporated a holding company in the state of Delaware and entered into a stock exchange agreement with the stockholders of the German corporation. The Board of Directors approved an exchange of one share in the German corporation for 6.4021 shares in the new Delaware corporation which effected a 6.4021 for 1 stock split of common and preferred stock. The Certificate of Incorporation of the Delaware corporation authorizes 19,000,000 shares of common stock at $0.001 par value per share and 6,000,000 shares of preferred stock at $0.001 par value per share. The accompanying supplemental consolidated financial statements give effect to the reincorporation and stock split.

Principles of Consolidation

     The accompanying supplemental consolidated financial statements include those of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Supplemental Consolidated Financial Statements

The accompanying unaudited interim supplemental consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, the accompanying unaudited interim supplemental consolidated financial statements have been prepared on same basis as the audited supplemental consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments (except for the restatement discussed in Note 2), necessary for the fair statement of the Company's financial position as of September 30, 1998, and the results of its operations and its cash flows for the nine month periods ended September 30, 1997 and 1998.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


Use of Estimates

     The preparation of supplemental consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the supplemental consolidated financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash Equivalents and Short-term Investments

     The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of acquisition to be cash equivalents. Short-term investments are classified as available for sale and are stated at amortized cost which approximates fair value, with unrealized gains or losses reported as a separate component of stockholders' equity (deficit). To date, unrealized gains and losses have not been material.

Financial Instruments and Concentration of Credit Risk

     The carrying value of the Company's financial instruments, including cash and cash equivalents, short-term investments and accounts receivable, approximates their fair value due to the short maturities of these instruments. Financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash and cash equivalents, short-term investments and accounts receivable.

     The Company sells its products to a diversified group of customers which are typically large OEM computer manufacturers located mainly in the United States, Europe, Japan and Southeast Asia. The Company extends credit based on an evaluation of each customer's financial condition and generally requires no collateral from its customers. Credit losses, if any, have been provided for in the supplemental consolidated financial statements and have been within management's expectation.

Inventories

     Inventories are stated at the lower of cost or market, using the first-in, first-out method.

Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method based upon the useful lives of the respective assets or the lease term, generally three to seven years.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company evaluates its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or intangibles may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

     The Company assesses recoverability by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds.

Revenue Recognition

     Revenue from product sales is recognized upon product shipment. Provisions for estimated warranty repairs and returns and allowances are provided for at the time products are shipped. Nonrecurring engineering contract revenue is recognized using the percentage of completion method.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


Stock-Based Compensation

     The Company uses the intrinsic value-based method to account for all of its employee stock-based compensation plans.

Income Taxes

     Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation

     The functional currency of the Company's foreign subsidiaries is the local foreign currency. The Company translates the assets and liabilities of its foreign subsidiaries to U.S. dollars at the rates of exchange in effect at the end of the year. Net sales and expenses are translated at the average rates of exchange for the year. Translation gains and losses are included in stockholders' equity (deficit) in the supplemental consolidated balance sheets. Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are included in income.

Earnings (Loss) Per Share

     On October 1, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share (EPS). In accordance with SFAS No. 128, basic EPS is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted EPS is computed using the weighted-average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants using the treasury stock method. The following is a reconciliation of the shares used.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


in the computation of basic and diluted EPS for the years ended December 31, 1995, 1996 and 1997 and the nine-month periods ended September 30, 1997 and 1998 (in thousands except for per share amounts):

                                                                                                          Nine months
                                                                   Year Ended December 31,            ended September 30,
                                                             -------------------------------------  ------------------------
                                                                1995         1996         1997         1997         1998
                                                             --------      --------      -------      -------      -------

Basic Earnings (Loss) Per Share:
    Net income (loss) applicable to common stockholders      $ (2,801)     $ (1,235)     $ 1,547      $  (424)     $   885
                                                             ========      ========      =======      =======      =======
    Basic net income (loss) per share                        $  (1.52)     $  (0.67)     $  0.35      $ (0.18)     $  0.07
                                                             ========      ========      =======      =======      =======
    Weighted-average common shares outstanding                  1,838         1,838        4,394        2,296       12,954
                                                             ========      ========      =======      =======      =======

Diluted Earnings (Loss) Per Share:
    Net income (loss) applicable to common stockholders      $ (2,801)     $ (1,235)     $ 1,547      $  (424)     $   885
                                                             ========      ========      =======      =======      =======
    Diluted net income (loss) per share                      $  (1.52)     $  (0.67)     $  0.28      $ (0.18)     $  0.06
                                                             ========      ========      =======      =======      =======

Shares used:
    Weighted-average common shares outstanding                  1,838         1,838        4,394        2,296       12,954
    Series A convertible preferred stock                           --            --          655           --           --
    Stock options outstanding                                      --            --          424           --          757
    Stock warrants outstanding                                     --            --          141           --           15
                                                             --------      --------      -------      -------      -------
                                                                1,838         1,838        5,614        2,296       13,726
                                                             ========      ========      =======      =======      =======


     Excluded from the computation of diluted EPS for the year ended December 31, 1997, are the common equivalent shares resulting from the assumed conversion of the redeemable convertible preferred stock, because their effects were antidilutive prior to their conversion into common stock on October 7, 1997. Had the redeemable convertible preferred stock converted into common stock on January 1, 1997, or their respective dates of issuance if later, the diluted EPS for the year ended December 31, 1997, would have been $0.28 per share based on net income of $2,349,000 and a weighted-average number of common shares and common equivalent shares outstanding of 8,248,000.

Recent Accounting Pronouncements

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and disclosure of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. Comprehensive income includes all changes in equity during a period except those resulting from the issuance of shares of stock and distributions to stockholders. Other comprehensive income (loss) for the years ended December 31, 1995, 1996 and 1997, was $88,000, $23,000, and $(379,000), respectively. For the nine-month periods ended September 30, 1997 and 1998, other comprehensive income
(loss) was $(380,000) and $374,000, respectively. In all periods, total comprehensive income (loss) consists entirely of changes in the Company's cumulative translation adjustment account.

     In June 1997, the Financial Accounting Standards Base (FASB) issued SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial statements for periods beginning after December 31, 1997. The Company has not yet determined whether it has any separately reportable business segments.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated and accounted for as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. For a derivative not designated as a hedging instrument, changes in the fair value of the derivative are recognized in earnings in the period of change. SFAS No. 133 will be effective for all annual and interim periods beginning after December 15, 1999, and management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position, operating results or cash flows of the Company.

2. BUSINESS COMBINATIONS

Intermart and ICS

     In the second quarter of 1998, the Company acquired all of the outstanding capital stock of Intermart Systems K.K. ("Intermart") and Intellicard Systems Pte. Ltd. ("ICS"). A summary of the purchase price for the acquisitions is as follows (in thousands):

Cash                               $19,751
Common stock                         5,976
Direct acquisition costs               433
                                   -------
          Total                    $26,160
                                   =======

     In addition, the former shareholders of Intermart can potentially earn an additional $4 million in stock if certain performance criteria are met during the year ended April 30, 1999.

     The acquisitions of Intermart and ICS were both accounted for pursuant to the purchase method of accounting. Accordingly, the accompanying supplemental consolidated financial statements of the Company exclude the assets and liabilities, results of operation and cash flows of Intermart and ICS for all periods ending at or prior to the respective dates of acquisition. The assets and liabilities of Intermart and ICS were recorded at their fair values at the respective acquisition dates. At the time of the respective acquisitions, the aggregate fair value of Intermart's and ICS' research and development efforts that had not reached technological feasibility as of the respective dates of acquisition and had no alternative future uses was determined by appraisal to be $5.9 million, and was expensed at the respective dates of the acquisitions. At that time, goodwill for the acquisitions of approximated $7.4 million and represented the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired. Goodwill is being amortized using the straight-line method over its estimated life of six years.

     A summary of the allocation of the purchase price is as follows (in thousands):

                                                      Previously
                                                       reported      Restated
                                                      ----------     --------
In-process research and development                    $ 5,941       $ 3,101
Cash acquired                                            9,876         9,876
Other net assets acquired                                2,980         2,980
Goodwill                                                 7,363        10,203
                                                       -------       -------

             Total                                     $26,160       $26,160
                                                       =======       =======

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


During the fourth quarter of 1998, the Company took an initiative to conform its accounting for acquisition related in-process research and development charges in response to recent Securities and Exchange Commission interpretive guidelines. As a result, the Company revised the amount of purchase price allocated to in-process research and development relating to the acquisition of Intermart. Accordingly, the Company's unaudited interim supplemental consolidated financial statements for the nine months ended September 30, 1998, reflect a restatement of the Company's previously reported historical consolidated financial statements to reduce the in-process research and development charge by $2.8 million to $3.1 million from the $5.9 million charge originally recorded in the second quarter of 1998, and to increase goodwill by a like amount. The effect of the restatement on the Company's unaudited interim historical consolidated statements of operations previously reported (which do not reflect the pooling-of-interest transaction with Shuttle described in Note 1 and in this Note) is as follows (in thousands, except per share data):


                                                         THREE MONTHS       SIX MONTHS         THREE MONTHS         NINE MONTHS
                                                            ENDED             ENDED               ENDED                ENDED
                                                        JUNE 30, 1998     JUNE 30, 1998     SEPTEMBER 30, 1998   SEPTEMBER 30, 1998
                                                        -------------     -------------     ------------------   ------------------

Income (loss) before income taxes:
   As previously reported                                 $(4,138)           $(3,099)            $ 3,937            $     838
   Reduction in in-process research and development         2,840              2,840                  --                2,840
   Additional goodwill amortization                           (36)               (36)               (108)                (144)
                                                          -------            -------             -------            ---------
   As restated                                            $(1,334)           $  (295)            $ 3,829            $   3,534
                                                          =======            =======             =======            =========

Net income (loss):
   As previously reported                                 $(4,758)           $(3,969)            $ 2,787            $  (1,182)
   Reduction in in-process research and development         2,840              2,840                  --                2,840
   Additional goodwill amortization                           (36)               (36)               (108)                (144)
                                                          -------            -------             -------            ---------
   As restated                                            $(1,954)           $(1,165)            $ 2,679            $   1,514
                                                          =======            =======             =======            =========

Earnings (loss) per share - basic:
   As previously reported                                 $ (0.38)           $ (0.34)            $  0.22            $   (0.10)
   Reduction in in-process research and development          0.22               0.24                  --                 0.23
   Additional goodwill amortization                            --                 --               (0.01)               (0.01)
                                                          -------            -------             -------            ---------
   As restated                                            $ (0.16)           $ (0.10)            $  0.21            $    0.12
                                                          =======            =======             =======            =========

Earnings (loss) per share - diluted:
   As previously reported                                   (0.38)             (0.34)               0.21            $   (0.10)
   Reduction in in-process research and development          0.22               0.24                  --                 0.23
   Additional goodwill amortization                            --                 --               (0.01)               (0.01)
                                                          -------            -------             -------            ---------
   As restated                                              (0.16)             (0.10)               0.20            $    0.12
                                                          -------            -------             -------            ---------


The following summary, prepared on a pro forma basis, combines the Company's consolidated results of operations with Intermart's and ICS' results of operations for the year ended December 31, 1997 and nine-month periods ended September 30, 1998 and 1997, as if each company had been acquired as of the beginning of the periods presented. The table includes the impact of certain adjustments including the elimination of the non-recurring charge for acquired in-process research and development, elimination of intercompany profit and additional amortization relating to intangible assets acquired, as restated (in thousands, except per share data):

                                               Year Ended       Nine Months Ended
                                              December 31,        September 30,
                                              ------------    -----------------------
                                                  1997          1997           1998
                                                  ----          ----           ----
Revenue                                         $ 53,932      $ 33,890       $ 54,157
Net income (loss)                               $  1,096      $ (1,393)      $  5,331
Net income (loss) per share:
     Basic                                      $   0.24      $  (0.58)      $   0.41
     Diluted                                    $   0.19      $  (0.58)      $   0.39
Shares used in per share computations:
     Basic                                         4,501         2,403         13,058
     Diluted                                       5,721         2,403         13,830

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


    The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been effected for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

Shuttle

     On November 4, 1998, the Company issued approximately 828,000 shares of its common stock to the shareholders of Shuttle Technology Group Ltd. ("Shuttle"), a privately held company based in Wokingham, England, in exchange for all of the outstanding share capital of Shuttle. The merger has been accounted for as a pooling of interests, and, accordingly, the Company's supplemental consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position, and cash flows of Shuttle. No significant adjustments were required to conform the accounting policies of the Company and Shuttle.

     In connection with the merger with Shuttle, the Company will record a nonrecurring charge for transaction related costs of approximately $1,300,000, consisting primarily of fees for attorneys, accountants, financial printing, and other related costs during the fourth quarter of 1998.

     Net sales and net income (loss) applicable to common stockholders for the individual entities as previously reported were as follows (in thousands):


                                          Years ended December 31,             Nine months ended September 30,
                                ------------------------------------------     --------------------------------
                                  1995             1996             1997             1997               1998
                                --------         --------         --------     ------------         -----------
Net sales:
       SCM                      $ 18,066         $ 21,520         $ 27,769         $ 17,935         $ 32,642
       Shuttle                     5,522            8,632           18,654           10,667           17,261
                                --------         --------         --------         --------         --------
                                $ 23,588         $ 30,152         $ 46,423         $ 28,602         $ 49,903
                                ========         ========         ========         ========         ========

Net income (loss) applicable
   to common stockholders:
       SCM                      $ (3,065)        $ (1,397)        $    301         $   (878)        $  1,514
       Shuttle                       264              162            1,246              454             (629)
                                --------         --------         --------         --------         --------
                                $ (2,801)        $ (1,235)        $  1,547         $   (424)        $    885
                                ========         ========         ========         ========         ========

Memory Technology Limited

In December 1997, Shuttle acquired all of the outstanding share capital of Memory Technology Limited in exchange for 82,810 shares of its capital stock (230,733 shares on a post-converted basis). The transaction has been accounted for under the purchase method of accounting. The fair value of consideration tendered exceeded the fair value of net assets acquired by $1,149,000, and is being amortized over three years.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)



3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The fair value of investments included in cash equivalents and short-term investments as of December 31, 1997 and September 30, 1998 are as follows (in thousands):

                                         December 31, 1997      September 30, 1998
                                         -----------------      ------------------
Commercial Paper                              $ 31,244                $ 41,076
Certificates of Deposit                          8,699                  21,526
Corporate Bonds                                  4,002                  34,447
Corporate Notes                                  2,611                  10,366
Treasury Notes                                     900                   5,151
Municipal Obligations                            2,899                      --
                                              --------                --------
                                              $ 50,355                $112,566
                                              ========                ========

Amounts included in:
     Cash and cash equivalents                $ 20,019                $ 14,459
     Short-term investments                     30,336                  98,107
                                              --------                --------
                                              $ 50,355                $112,566
                                              ========                ========

     The contractual maturities of debt securities included in short-term investments as of December 31, 1997 and September 30, 1998 are as follows (in thousands):


                                              December 31, 1997      September 30, 1998
                                              -----------------      ------------------
Due within one year                                 $28,937                $65,733
Due after one year through two years                  1,399                 32,374
                                                    -------                -------
                                                    $30,336                $98,107
                                                    =======                =======

4. BALANCE SHEET COMPONENTS

     A summary of balance sheet components is as follows (in thousands):

                                                              December 31,               September 30,
                                                        --------------------------       -------------
                                                          1996             1997                1998
                                                        --------          --------          --------
 Inventories:
       Raw materials                                    $  1,896          $  2,669          $  8,516
       Finished goods                                        984             2,332             2,129
                                                        --------          --------          --------
                                                        $  2,880          $  5,001          $ 10,645
                                                        ========          ========          ========

Property and equipment:
       Furniture, fixtures and office equipment         $  1,353          $  2,450          $  4,213
       Automobiles                                            90               140               262
       Purchased software                                    204               366               450
                                                        --------          --------          --------
                                                           1,647             2,956             4,925
       Less accumulated depreciation                        (565)           (1,285)           (1,367)
                                                        --------          --------          --------
                                                        $  1,082          $  1,671          $  3,558
                                                        ========          ========          --------

5. NOTES PAYABLE AND RELATED PARTY DEBT

     Notes payable consisted of the following (in thousands):

                                                 December 31,         September 30,
                                                 ------------         -------------
                                             1996           1997           1998
                                            ------         ------         ------
Nonconvertible loans                        $2,580         $   --         $   --
Notes payable to banks                         357              9             --
Convertible notes payable, Series C          1,959             --             --
Line of credit                               1,256            779            815
Other                                           46             14              9
                                            ------         ------         ------
                                            $6,198         $  802         $  824
                                            ======         ======         ======


                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


    Related party debt consisted of the following (in thousands):

                                                                  December 31, 1996
                                                                  -----------------
           Convertible notes payable Series C - related party         $  627
           Convertible notes payable Series D - related party          1,654
           Stockholder loans                                              69
           Other                                                          97
                                                                      ------
                                                                      $2,447
                                                                      ======

Nonconvertible Loans

     In October 1993, the Company's German subsidiary entered into a Deutsche Mark (DM) 1,000,000 loan agreement, bearing interest at 5% per annum, expiring on December 31, 2003. In June 1995, the Company entered into an additional DM 3,000,000 loan agreement with the same party, bearing interest at 6% per annum, expiring on December 31, 2005. DM 2,000,000 was drawn under this second agreement in June 1995, and the remaining DM 1,000,000 was drawn on April 2, 1996. The terms of these agreements also provided the lender with the option to request an additional compensation of 25% of the then outstanding loan amount after the fifth year of each of the respective agreements or upon early termination of the loans by the Company. The outstanding balance on these loans was $2,580,000 as of December 31, 1996.

     In May 1997, the Company and the lender resolved the additional compensation arrangement in exchange for a warrant to purchase 138,000 shares of the Company's common stock at a price of $5.72 per share. The fair value of these warrants was not significant. In November 1997, the Company repaid the outstanding balance of these loans and, in December 1997, the lender exercised the warrants pursuant to which it received 107,199 shares of the Company's common stock.

Lines of Credit

     The Company has revolving lines of credit with three banks in Germany providing total borrowings of up to 4.5 million DM (approximately $2.5 million at December 31, 1997), expiring on September 30, 1999. The German lines of credit bear interest at rates ranging from 8.0% to 8.75%. Borrowings under the German lines of credit are unsecured. The Company has a $3.0 million U.S. line of credit which is secured by all assets of the Company, bears interest at the bank's prime rate (8.5% at December 31, 1997), and expires in May 1999. In addition, the Company has a pound sterling 1.5 million (approximately $2.5 million as of September 30, 1998) overdraft facility with a bank in the United Kingdom expiring on May 31, 1999. The U.K. facility bears interest at 2% above the U.K. base rate and is secured by the assets of the U.K. subsidiary. At December 31, 1996, $1,256,000 was outstanding under the German credit facilities. At December 31, 1997 and September 30, 1998, $779,000 and $815,000, respectively, were outstanding under the U.K. credit facility.

Convertible Notes Payable, Series B

     In August 1994, certain stockholders advanced the Company loans totaling $2,059,000. In June 1995, these loans and accrued interest of approximately $242,000 were converted into Series B preferred stock. Under terms of the Series B preferred stock agreement, all outstanding shares of Series B preferred stock were converted into common stock on a one-for-one basis at the time of the Company's IPO.

Convertible Notes Payable, Series C

     In February 1996, the Company's German subsidiary entered into a loan agreement for DM 4,009,000. The loan required interest of 4% per annum and was convertible into 653,642 shares of Series C preferred stock. The outstanding balance of this loan as of December 31, 1996, was $1,959,000 payable to third parties and $627,000 payable to stockholders. In accordance with the provisions of the loan agreement, the loan was converted into 653,642 shares of Series C preferred stock in March 1997. Under terms of the Series C preferred stock agreement, all outstanding shares of Series C preferred stock were converted into common stock on a one-for-one basis at the time of the Company's IPO.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


Convertible Notes Payable, Series D

     In December 1996, the Company's German subsidiary entered into a loan agreement for a total of DM 3,179,000 with stockholders of which DM 2,564,000 was tendered at December 31, 1996. Under the agreement, the debt automatically converts to common stock in the event of certain events including an IPO of equity securities. The loan required no interest and was convertible into 377,580 shares of Series D preferred stock. The outstanding balance of this loan as of December 31, 1996, was $1,654,000. In March 1997, the loan was converted into 377,580 shares of Series D preferred stock. Under terms of the Series D preferred stock agreement, all outstanding shares of Series D preferred stock were converted into common stock on a one-for-one basis at the time of the Company's IPO.

     In connection with this loan agreement, the Company issued 22,652 warrants to purchase Series D preferred stock at $5.72 per share. The fair value of these warrants was not significant.


6. STOCKHOLDERS' EQUITY (DEFICIT)

Convertible Preferred Stock

     As of December 31, 1996, the Company was authorized to issue 6,000,000 shares of convertible preferred stock, with a par value of $0.001. The Company had designated 854,038 shares as convertible Series A and 1,211,914 shares as convertible Series B.

    In March 1997, the Company issued 388,284 shares of Series D redeemable convertible preferred stock for proceeds of $2,221,000 and 463,285 shares of Series E redeemable convertible preferred stock for proceeds of $2,650,000. In April 1997, the Company issued 849,790 shares of Series F redeemable convertible preferred stock for proceeds of $6,991,199.

     In conjunction with the designation of Series F preferred stock, the Company approved an increase to the authorized number of shares of common stock and preferred stock to 40,000,000 and 10,000,000 shares, respectively.

     Each share of Series A, B, C, D, E and F Convertible Preferred Stock outstanding was converted into one share of Common Stock upon the completion of the Company's IPO. The holders of Series A, B, C, D, E and F Convertible Preferred Stock had voting rights equal to Common Stock on an "as if converted" basis.

     In connection with the issuance of Series D redeemable convertible preferred stock, the Company issued 28,539 warrants to purchase Series D preferred stock at $5.72 per share to a stockholder. The fair value of these warrants was not significant.

Initial and Follow-On Public Offerings of Common Stock

     On October 7, 1997, the Company completed an offering of its capital stock pursuant to a Registration Statement on Form S-1 ("the IPO"), pursuant to which the Company sold 3,755,500 shares of Common Stock to the public at a price of $13.00 per share. The net proceeds to the Company from the IPO were $43,726,000.

           In April 1998, the Company completed a follow-on public offering of 3,450,000 shares of common stock at a price to the public of $61.00 per share. Of the total number of shares sold, 2,000,000 shares were sold by stockholders and 1,450,000 shares were sold by the Company. The net proceeds to the Company was approximately $83,000,000.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


Employee Stock Plans

Stock Options

     In October 1995, the Company authorized the issuance of options to acquire 376,443 shares of common stock. The options generally vest over a 4-year period, 25% vesting on the first anniversary date of the employees' date of employment and 1/48th each additional full month thereafter, and are exercisable for a term of 10 years after issuance. During July 1996, the number of shares authorized to be issued was increased to 1,030,097 shares.

1997 Stock Plan

     In April 1997, the Company's stockholders approved the 1997 Stock Plan (the 1997 Plan) under which employees and consultants may be granted incentive or nonqualified stock options for the purchase of the Company's common stock and stock purchase rights. Options granted under the 1997 Plan generally vest over a four-year period, 25% vesting on the first anniversary date of the date of grant and 1/48th vesting each additional month thereafter, and are generally exercisable for a term of 10 years after issuance. Unless terminated sooner, the 1997 Plan will terminate automatically in 2007. A total of 1,000,000 shares of common stock are currently reserved for issuance pursuant to the 1997 Plan.

1997 Director Option Plan

     In April 1997, the Company's stockholders approved the 1997 Director Option Plan (the Director Plan). A total of 50,000 shares of common stock has been reserved for issuance under the Director Plan. Each outside director of the Company will automatically be granted an option to purchase up to 10,000 shares of common stock upon their initial election as a Director, and will automatically be granted annual subsequent options to purchase additional shares of common stock under the Director Plan. The price of stock purchased under the Director Plan is 100% of the fair market value of the common stock as of the grant date.

1997 Employee Stock Purchase Plan

     In April 1997, the Company's stockholders approved the 1997 Employee Stock Purchase Plan which authorizes the issuance of up to 175,000 shares of the Company's common stock. The plan permits eligible employees to purchase common stock through payroll deductions at a purchase price of 85% of the lower of fair market value of the common stock at the beginning or end of each offering period.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


     Stock option activity during the periods indicated is as follows:


                                                                        OUTSTANDING OPTIONS
                                                                    -----------------------------
                                                                                       WEIGHTED
                                                  SHARES                                AVERAGE
                                                 AVAILABLE           NUMBER OF           PRICE
                                                 FOR GRANT             SHARES          PER SHARE
                                                 ---------             ------          ---------

Balances as of January 1, 1995 ..............            --                  --          $     --

  Shares reserved ...........................       382,824                  --

  Options granted ...........................      (288,067)            288,067              0.11
                                                 ----------          ----------

Balances as of December 31, 1995 ............        94,757             288,067              0.11

  Shares reserved ...........................       653,654                  --

  Options granted ...........................      (733,657)            733,657              0.10

  Options canceled ..........................        81,626             (81,626)             0.10
                                                 ----------          ----------

Balances as of December 31, 1996 ............        96,380             940,098              0.10

  Shares reserved ...........................        33,436                  --

  Shares assumed under 1997 stock plans .....       (96,380)                 --

  Shares reserved under 1997 stock plans ....     1,050,000                  --

  Options granted ...........................      (872,936)            872,936              8.96

  Options canceled ..........................            --             (43,700)             0.10

  Options exercised .........................            --            (573,332)             0.10
                                                 ----------          ----------

Balances as of December 31, 1997 ............       210,500           1,196,002          $   6.58
                                                 ==========          ==========


     As of December 31, 1996 and 1997, 480,414 and 149,566 options, respectively, were fully vested and exercisable and have an exercise price of $0.10 per share.

     The Company uses the intrinsic value-based method to account for its stock-based compensation plans. Accordingly, no compensation cost has been recognized for its stock options in the accompanying supplemental consolidated financial statements because the fair value of the underlying common stock equals or exceeds the exercise price of the stock options at the date of grant, except with respect to the options and restricted stock granted in July and October 1996. The Company has recorded deferred stock compensation of $552,000 for the difference at the grant date between the exercise price and the fair value, as determined by an independent valuation, of the restricted stock and the common stock underlying the options. This amount is being amortized on the straight-line basis over the vesting period of the individual options and restricted stock, generally four years. For the years ended December 31, 1996 and 1997, the Company expensed approximately $153,000 and $274,000, respectively, of the deferred stock compensation reflecting the commencement of vesting from the date of employment. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's compensation charge would have been $145,000, and the Company's net loss would have been changed to the pro forma amounts indicated below (in thousands):


                                                          1995             1996                1997
                                                          ----             ----                ----
Net income (loss) applicable
  to common stockholers:
      As reported                                     $  (2,801)         $  (1,235)         $   1,547
      Pro forma                                          (2,801)            (1,235)               947

Earnings (loss) per share:
      As reported
          Basic net income (loss) per share           $   (1.52)         $   (0.67)         $    0.35
          Diluted net income (loss) per share             (1.52)             (0.67)              0.28
      Pro forma:
          Basic net income (loss) per share           $   (1.52)         $   (0.67)         $    0.22
          Diluted net income (loss) per share             (1.52)             (0.67)              0.17


                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


     The per share weighted-average fair value of stock options granted during 1995, 1996 and 1997 was $0.02, $0.54 and $6.69, respectively, on the date of grant using the minimum value method prior to the IPO and the Black-Scholes option pricing model after the IPO with the following weighted-average assumptions: 1995 -- expected dividend yield of 0.0%, risk-free interest rate of 5.79%, and expected life of four years; 1996 -- expected dividend yield of 0.0%, risk-free interest rate of 6.32%, and expected life of four years; 1997 -- expected dividend yield of 0.0%, risk-free interest rate of 6.24%, volatility at 100%, and expected life of four years.

7. GEOGRAPHIC INFORMATION

     Information regarding operations in different geographic regions is as follows (in thousands):

                                                              YEARS ENDED                                  NINE MONTHS ENDED
                                                              DECEMBER 31,                                   SEPTEMBER 30,
                                             -----------------------------------------------          ----------------------------
                                                1995               1996              1997               1997               1998
                                             ---------          ---------          ---------          ---------          ---------
Net sales to unaffiliated customers:

  Europe ...............................     $  10,820          $  14,135          $  20,582          $  13,112          $  19,409

  United States ........................        12,175             15,211             22,802             13,627             19,445

  Asia-Pacific .........................           593                806              3,039              1,863             11,049
                                             ---------          ---------          ---------          ---------          ---------
                                             $  23,588          $  30,152          $  46,423          $  28,602          $  49,903
                                             =========          =========          =========          =========          =========
Transfers between geographic areas
    (eliminated in consolidation):

  Europe ...............................     $   8,608          $   6,241          $   6,342          $   4,322          $   6,862

  United States ........................            --                 --              1,040                679              1,488

  Asia-Pacific .........................            --                 --                 --                 --              3,493
                                             ---------          ---------          ---------          ---------          ---------
                                             $   8,608          $   6,241          $   7,382          $   5,001          $  11,843
                                             =========          =========          =========          =========          =========

Income (loss) from operations:

  Europe ...............................     $    (575)         $  (1,164)         $   4,296          $   1,633          $     748

  United States ........................        (1,710)               200             (2,587)            (1,702)              (334)

  Asia-Pacific .........................            40                 56                205                 98             (1,966)
                                             ---------          ---------          ---------          ---------          ---------
                                             $  (2,245)         $    (908)         $   1,914          $      29          $  (1,552)
                                             =========          =========          =========          =========          =========

Identifiable assets:

  Europe ...............................     $   4,979          $   8,614          $  19,069          $   9,344          $  17,646

  United States ........................         4,798              5,206             56,533             19,112            142,929

  Asia-Pacific .........................            --                 --                 --                 --             19,536
                                             ---------          ---------          ---------          ---------          ---------
                                             $   9,777          $  13,820          $  75,602          $  28,456          $ 180,111
                                             =========          =========          =========          =========          =========

     The Company's European operations are in Germany, France and the United Kingdom, and the Company's Asia-Pacific operations are in Singapore, Japan and Taiwan. Intercompany transfers between geographic areas are accounted for using the transfer prices in effect for subsidiaries.

8. INCOME TAXES

     The domestic and foreign components of net income (loss) before income taxes are as follows (in thousands):

                                  YEARS ENDED DECEMBER 31,
                           -----------------------------------------
                             1995             1996             1997
                           -------          -------          -------
Domestic                   $(1,710)         $   200          $(1,596)
Foreign                       (874)          (1,129)           5,013
                           -------          -------          -------
          Net loss         $(2,584)         $  (929)         $ 3,417
                           =======          =======          =======

    Tax expense for the year ended December 31, 1997 results principally from tax liabilities associated with foreign operations of the Company and minimum state income taxes. Actual tax expense for the years ended December 31, 1995 and 1996 differs from expected tax expense due to the recognition of valuation allowances for deferred tax assets.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


     As of December 31, 1997, SCM Microsystems GmbH had German net operating loss carryforwards of approximately $1,400,000, which can be used to offset GmbH's income. The German net operating loss carryforwards can be carried forward indefinitely.

     The Company had net operating loss carryforwards of approximately $3,300,000 and $1,600,000 for federal and California income tax purposes, respectively. The federal net operating loss carryforwards will expire in the years 2009 through 2011, and the California net operating loss carryforwards will expire in the years 1999 through 2001.

     The Company has a deferred tax asset as of December 31, 1996 and 1997, of approximately $2,200,000, which is fully offset by a valuation allowance. The deferred tax asset principally results from the net operating loss carryforwards. The Company has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

     Federal and California tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an "ownership change" as defined by the Internal Revenue Code, Section 382. An ownership change occurred in 1996, resulting in the U.S. subsidiary's federal and California net operating loss carryforwards being subject to an annual limitation of approximately $340,000. Another ownership change resulted from the Company's IPO. Any unused annual limitations may be carried forward to increase the limitations in subsequent years.

9. COMMITMENTS

     The Company leases its facilities, certain equipment, and automobiles under noncancelable operating lease agreements. These lease agreements expire at various dates during the next four years. Rent expense was $419,000, $551,000, and $621,000 in 1995, 1996, 1997, respectively.

     Future minimum lease payments under noncancelable operating leases are as follows as of December 31, 1997 (in thousands):

YEARS ENDING
DECEMBER 31,
------------
1998 ..............................         $  487
1999 ..............................            671
2000 ..............................            431
2001 ..............................            327
2002 and thereafter                            326
                                            ------
       Total minimum lease payments         $2,242
                                            ======

10. RELATED PARTY TRANSACTIONS

     The Company purchased inventory under transactions negotiated on a basis comparable to an arm's length basis totaling $3,478,000, $3,294,000 and $3,379,000 in 1995, 1996 and 1997, respectively, from a supplier (ICS) that was also a stockholder. Included in accounts payable are amounts owed this stockholder of $396,000 and $1,058,000 as of December 31, 1996 and 1997, respectively. In June 1998, the Company acquired ICS (see Note 2). Inventory purchased by the Company in 1998 from ICS approximated $1,300,000 prior to the acquisition.

     In May 1997, the Company entered into a development and supply agreement with a stockholder. Revenues under this agreement in 1997 and the first nine months of 1998 were $2,692,000 and $3,119,000, respectively, and the amounts owed the Company by the stockholder as of December 31, 1997 and September 30, 1998 were $336,000 and $212,000, respectively.

                             SCM MICROSYSTEMS, INC.
       NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE NINE-MONTH
             PERIODS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)


     The Company, through its Shuttle subsidiary, conducted transactions on an arm's-length basis with Memory Technology Limited ("Memory"), a company related by common directorship, as follows (in thousands):


                                 Years Ended December 31,
                             -------------------------------            Nine Months Ended
                             1995          1996         1997            September 30, 1997
                             ----          ----         ----            ------------------
Revenues to Memory            $381         $339         $520                  $362
Purchases from Memory         $401         $613         $433                  $339

     Accounts receivable from Memory were $68,000 and $4,000 at December 31, 1996 and 1997, respectively. No amounts were owed as of September 30, 1998. Accounts payable to Memory were $73,000 and $97,000 at December 31, 1996 and 1997, respectively. No amounts were owed as of September 30, 1998.

11. MAJOR CUSTOMERS AND SALES INFORMATION

     A summary of the net sales to major customers that exceeded 10% of total net sales during each of the years in the three-year period ended December 31, 1997 and the nine month period ended September 30, 1998, and the amount due from these customers as of September 30,1998, follows (accounts receivable in thousands):

                                                        Nine months ended
                        Years ended December 31,          September 30,
                    --------------------------------      ------------    Accounts
                    1995          1996          1997          1998       Receivable
                    ----          ----          ----          ----       ----------
Customer 1 ........  --             8%           27%           11%         $500
Customer 2 ........  --            --            14%           --            --
Customer 3 ........  13%           --            --            --            --


     During 1995, 1996 and 1997, net sales of PCMCIA peripheral products amounted to 23.5%, 16.2% and 0.4%, respectively, of sales. As discussed in Note 1, the Company made the final shipment of such products in the first quarter of 1997, completing its exit from this business.

12.  LEGAL PROCEEDINGS

     The Company was notified by Smith Corona Corporation ("Smith Corona") that Smith Corona believes that the "SCM" in the Company's name, logo and a certain product name infringe a trademark held by Smith Corona and that the Company has engaged in unfair competition. The Company believes that it has defenses to Smith Corona's claim and has so notified Smith Corona. In the event that Smith Corona were to initiate legal proceedings against the Company with respect to this matter, the Company would vigorously defend the action. Defending any action can be costly and time consuming regardless of the outcome and, as with any litigation matter, there can be no assurance that the outcome of any such dispute would be favorable to the Company. An unfavorable outcome in the matter could subject the Company to monetary damages and may result in the Company having to change its name and logo, which would require the Company to incur costs related thereto and may result in a loss of the goodwill associated with its name and logo.

     In April 1997, Gemplus served the Company with a complaint alleging that certain of the Company's products infringe certain claims of a French patent held by Gemplus. In September 1997, the Company entered into a license agreement and memorandum of understanding, and settled this dispute, with Gemplus. In connection with these transactions, the Company agreed to sell 200,000 shares of Common Stock to Gemplus at a purchase price of $9.00 per share. Additionally, the Company issued warrants to Gemplus to purchase up to 200,000 shares of Common Stock at an exercise price of $13.00 per share and up to 200,000 shares of Common Stock at an exercise price of $14.00 per share. The fair value of these warrants approximated $450,000 and such cost, along with related legal fees, were charged to operations as patent claim settlement expense in the third quarter of 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this section as well as those discussed under the caption "Risk Factors."

OVERVIEW

    SCM Microsystems designs, develops and sells standards-compliant hardware, firmware and software products and technologies used in smart card and other token-based network security and conditional access systems. The Company's security and connectivity products are targeted at OEM computer, telecommunication and digital television component and system manufacturers. The Company markets, sells and licenses its products through a direct sales and marketing organization primarily to OEMs and also through distributors, VARs, system integrators and resellers worldwide.

    From the Company's inception through 1994, the Company focused primarily on PCMCIA peripheral products, including flash memory and fax/modem devices, which carried a significantly lower gross margin than the Company's current products. In 1994, the Company began emphasizing security and access products. The Company made the final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing its exit from this business.

    The Company experiences substantial seasonality in its business, with approximately one-third of annual net sales being realized in the first half of the year and the remaining two-thirds being realized in the second half of the year. In recent periods, this seasonality has been primarily the result of the Company's reliance on sales of its SwapBox products to OEMs that in turn are selling to U.S. government agencies. The buying pattern of U.S. government agencies tend to be substantially weighted to the third quarter and, to a somewhat lesser extent, the fourth quarter of the calendar year. The strength in net sales in the third quarter which results from the U.S. government buying patterns is somewhat offset by relatively weaker sales in Europe in the same quarter as a result of the traditional European summer vacation patterns. The Company expects that as sales of its digital video broadcasting ("DVB") products, which are sold to OEMs mainly in Europe for the consumer market, begin to represent a larger percentage of net sales, the seasonality that the Company experiences may be further exacerbated as such sales are likely to be strongest in the fourth quarter of the year. In contrast to net sales, operating expenses tend to be spread relatively evenly across the year. As a result, the Company's operating results have tended to be weakest in first and second quarter of the year.

ACQUISITIONS

    On May 19, 1998, the Company completed its acquisition of Intermart Systems K.K. ("Intermart") based in Tokyo, Japan. Intermart designs and sells memory card readers and adapters used primarily in digital photography and other digital media transfers. Total consideration paid was $8 million, with $4.9 million paid in cash and the balance paid through the issuance of 46,551 shares of the Company's stock. In addition, the former shareholders of Intermart can potentially earn an additional $4 million in stock if certain performance criteria are met during the year ended March 31, 1999.

    On June 3, 1998, the Company completed its acquisition of Intellicard Systems Pte. Ltd. ("ICS"), based in Singapore. ICS is a contract manufacturing company that manufactures certain of the Company's products, including smart card readers, DVB conditional access modules, and PC Card adapters. Total consideration paid was $18.4 million, of which $14.9 million was paid in cash and $3.5 million was paid through the issuance of 61,185 shares of the Company's stock. Approximately $11.4 million of the cash portion of the consideration was paid in exchange for cash of $9.4 million and a $2.0 million shareholder note held by ICS at the closing of the transaction. The note was repaid by the shareholder prior to June 30, 1998.

    The acquisitions of Intermart and ICS were both accounted for pursuant to the purchase method of accounting. Accordingly, the supplemental consolidated financial statements of the Company exclude the assets and liabilities, results of operation and cash flows of Intermart and ICS for all periods ending at or prior to the respective dates of acquisition. The assets and liabilities of Intermart and ICS were recorded at their fair values at the respective acquisition dates.

    In the second quarter of 1998, in connection with these acquisitions, the Company originally allocated approximately $5.9 million of the $26.2 million purchase price (including cash acquired of $9.4 million) to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows related to the incomplete research and development projects. At the date of acquisition, this amount was expensed as a non-recurring charge as the in-process technology had not yet reached technological feasibility and had no alternative future uses. As discussed in
Note 2 to the supplemental consolidated financial statements, during the fourth quarter of 1998, the Company revised the amount of purchase price allocated to in-process research and development relating to these acquisitions. As a result, the Company's interim unaudited consolidated financial statements for the nine months ended September 30, 1998, have been restated to reduce the in-process research and development charge by $2.8 million and to increase goodwill by a like amount. ICS and Intermart had approximately 10 projects in progress at the time of the acquisition including USB interface readers for the three major types of digital transfer media (compact flash, mini-card and smart media), higher speed digital media readers for compact flash, mini-card and smart media formats, reader compatibility with DVD standards, and improved high-speed PC card modems. Costs to complete these projects, as well as several other projects acquired, aggregate approximately $565,000 and $156,000 in fiscal 1998 and 1999, respectively. The Company currently expects to complete the development of these projects at various dates through fiscal 1999.

    The nature of the efforts required to develop the acquired in-process technology into commercially viable products principally relate to the completion of all planning, designing and testing activities necessary to establish that the product can be produced to meet its design requirements including functions, features and technical performance requirements. Though the Company currently expects that the acquired in process technology will be successfully developed, there can be no assurance that commercial or technical viability of these products will be achieved. Furthermore, future industry developments, changes in network security and conditional access environments, changes in other product offerings or other developments may cause the Company to alter or abandon these plans.

     The value assigned to purchased in-process technology was determined by estimating the completion percentage of research and development efforts at the acquisition date, forecasting risk adjusted revenues, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present values. The completion percentages were estimated based on cost incurred to date and the importance of completed development tasks. The revenue projection used to value the in-process research and development is based on unit sales forecasts for worldwide sales territories. Net cash flow estimates include cost of goods sold and sales, marketing and general and administrative expenses and taxes forecasted based on historical operating characteristics. In addition, net cash flow estimates were adjusted to allow for fair return on working capital and fixed assets, charges for franchise and technology leverage and return on other intangibles. A 30% discount rate, which represents a risk-based premium to the Company's cost of capital, was used to discount the net cash flows to their present value. If these projects are not successfully developed, the Company may not realize the value assigned to the in-process research and development projects.

    On November 4, 1998, the Company issued approximately 828,000 shares of its common stock to the shareholders of Shuttle Technology Group Ltd. ("Shuttle"), a privately-held company based in Wokingham, England, in exchange for all of the outstanding share capital of Shuttle ("the Shuttle merger"). The Shuttle merger has been accounted for as a pooling of interests and, accordingly, the Company's supplemental consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of Shuttle. No significant adjustments were required to conform the accounting policies of the Company and Shuttle.

    In connection with the Shuttle merger, the Company will record a nonrecurring charge for transaction related costs of approximately $1,300,000, consisting primarily of fees for attorneys, accountants, financial printing, and other related costs in the fourth quarter of 1998.

    The Company is currently in the process of merging the operations of Shuttle into its worldwide structure. As part of this process, management is evaluating the product lines, research and development projects and sales channels of Shuttle as they relate to existing efforts. In particular, several areas of the Intermart operations may be overlapping with Shuttle's business, including certain products. Accordingly, potential impairment of goodwill which arose from the Intermart acquisition and lower of cost or market and excess inventory reserve requirements will be identified and evaluated for recognition the Company's consolidated financial statements in the fourth quarter of 1998.

    Total revenues and net income (loss) applicable to common stockholders for the individual entities as previously reported were as follows (in thousands):

                                          Years ended December 31,                Nine months ended September 30,
                                 --------------------------------------------     -------------------------------
                                   1995               1996             1997              1997              1998
                                 --------          --------          --------          --------          --------
Net sales:
       SCM                       $ 18,066          $ 21,520          $ 27,769          $ 17,935          $ 32,642
       Shuttle                      5,522             8,632            18,654            10,667            17,261
                                 --------          --------          --------          --------          --------
                                   23,588            30,152            46,423            28,602            49,903
                                 ========          ========          ========          ========          ========

Net income (loss) applicable to
  common stockholders:
       SCM                       $ (3,065)         $ (1,397)         $    301          $   (878)         $  1,514
       Shuttle                        264               162             1,246               454              (629)
                                 --------          --------          --------          --------          --------
                                 $ (2,801)         $ (1,235)         $  1,547          $   (424)         $    885
                                 ========          ========          ========          ========          ========

    The supplemental consolidated financial statements included herein have been prepared to give retroactive effect to the Shuttle merger. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These supplemental financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued. Accordingly, the following discussion of the Company's results of operations for the nine months ended September 30, 1998 and the years ended December 31, 1997, 1996 and 1995 reflect the results of SCM Microsystems, Inc. and Shuttle combined for the entire periods, together with the results of Intermart and ICS from their respective dates of acquisition.

Recent Developments

    As a result of the merger with Shuttle, the Company is currently in the process of merging the operations of Shuttle into its worldwide structure and evaluating the product lines, research and development projects and sales channels of Shuttle as they relate to existing efforts. In particular, several areas of the Shuttle operations may be overlapping with Intermart's business such as competing products and similar customer lists. The Company is in the process of assessing the recoverability of the net assets of Intermart, including goodwill, and expects to complete this assessment in the first quarter of 1999. Upon completion of this assessment, the Company may be required to recognize a substantial charge in the fourth quarter of 1998 or subsequent periods related to the potential impairment of the Intermart net assets.

     In the quarter ended September 30, 1998, the Company increased its accrual for doubtful accounts receivable by approximately $400,000, primarily as a result of cash flow difficulties experienced by one of its customers. During the fourth quarter, a company related to this customer by common ownership filed for protection under Chapter 11 of the United States Bankruptcy Act, further compromising the cash flow situation of the customer. As of December 31, 1998, accounts receivable from this customer was approximately $4.2 million. The Company continues to aggressively pursue collection, including negotiating a structured repayment program. However, based on the uncertainty surrounding these collection efforts, the Company expects to increase its allowance for doubtful accounts by an amount between $1.3 million and $1.7 million in the quarter ended December 31, 1998 to cover a substantial portion of the remaining exposure relating to amounts receivable from this customer. There can be no assurance that the Company will be successful in collecting the outstanding receivable balance.

QUARTERLY RESULTS OF OPERATIONS

     The following tables present certain unaudited supplemental consolidated statement of operations data for the four quarters in the year ended December 31, 1997, and the three quarters in the nine-month period ended September 30, 1998, as well as such data expressed as a percentage of the Company's total net sales for the periods indicated. This information has been restated to include the results of operations of Shuttle for all periods presented. This data has been derived from unaudited supplemental consolidated financial statements and has been prepared on the same basis as the Company's audited supplemental consolidated Financial Statements which appear elsewhere in this Prospectus. In the opinion of the Company's management, this data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. As discussed in Note 2 to the supplemental consolidated financial statements of the Company, during the fourth quarter of 1998, the Company's management revised the amount of purchase price allocated to in-process research and development relating to the acquisition of Intermart, originally recorded in the second quarter of 1998. As a result, the Company's consolidated results of operations for the three months ended June 30, 1998, have been restated to reduce the in-process research and development charge by $2.8 million and to increase goodwill by a like amount. In addition, the Company's consolidated results of operations for the three months ended June 30, 1998 and September 30,1998, have been restated to increase goodwill amortization by $36,000 and $108,000, respectively. The effect of the restatement has been reflected in the statements of operations data below.


                                                                                      THREE MONTHS ENDED
                                              -------------------------------------------------------------------------------------
                                              MARCH 31,   JUNE 30,     SEPT. 30,   DEC. 31,    MARCH 31,     JUNE 30,      SEPT. 30,
                                                1997        1997         1997       1997        1998          1998           1998
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
STATEMENTS OF OPERATIONS DATA                                                                                      (restated)
(IN THOUSANDS):

Net sales:
  Security and access products                $  6,186    $  8,298     $  13,955  $  17,821   $  13,925     $  16,576     $  19,402
  PCMCIA peripheral products                       163          --            --         --          --            --            --
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Total net sales                              6,349       8,298        13,955     17,821      13,925        16,576        19,402
Cost of sales                                    4,154       5,263         9,015     11,781       8,898        10,528        11,987
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Gross profit                                 2,195       3,035         4,940      6,040       5,027         6,048         7,415
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
Operating expenses:
  Research and development                         897       1,174         1,160      1,270       1,331         1,530         1,603
  Sales and marketing                            1,283       1,492         1,345      1,803       1,835         1,973         2,365
  General and administrative                       682         727           866      1,082       1,290         2,025         2,408
  Settlement of patent claim                        --          --           515         --          --            --            --
  In-process research and development               --          --            --         --          --         3,101            --
  Other acquisition integration expenses            --          --            --         --          --           581            --
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Total operating expenses                     2,862       3,393         3,886      4,155       4,456         9,210         6,376
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Income (loss) from operations                 (667)       (358)        1,054      1,885         571        (3,162)        1,039
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
Interest income (expense), net                     (31)         79            92        675         715         1,611         1,820
Foreign currency transaction gain                  164         249           158        117         (19)           39           216
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Income (loss) before income taxes             (534)        (30)        1,304      2,677       1,267        (1,512)        3,075
Provision for income taxes                          14          19           329        706         274           572         1,099
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Net income (loss)                             (548)        (49)          975      1,971         993        (2,084)        1,976
Accretion on redeemable convertible
  preferred stock                                 (160)       (318)         (324)        --          --            --            --
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Net income (loss) applicable to common
     stockholders                             $   (708)   $   (367)    $     651  $   1,971   $     993     $  (2,084)    $   1,976
                                              ========    ========     =========  =========   =========     =========     =========

AS A PERCENTAGE OF TOTAL NET SALES:
Net sales:
  Security and access products                    97.4%      100.0%        100.0%     100.0%      100.0%        100.0%        100.0%
  PCMCIA peripheral products                       2.6%         --            --         --          --            --            --
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Total net sales                              100.0%      100.0%        100.0%     100.0%      100.0%        100.0%        100.0%
Cost of sales                                     65.4%       63.4%         64.6%      66.1%       63.9%         63.5%         61.8%
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Gross profit                                  34.6%       36.6%         35.4%      33.9%       36.1%         36.5%         38.2%
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
Operating expenses:
  Research and development                        14.1%       14.1%          8.3%       7.1%        9.5%          9.2%          8.3%
  Sales and marketing                             20.2%       18.0%          9.6%      10.1%       13.2%         11.9%         12.2%
  General and administrative                      10.8%        8.8%          6.2%       6.1%        9.3%         12.2%         12.4%
  Settlement of patent claim                        --          --           3.7%        --          --            --            --
  In-process research and development               --          --            --         --          --          18.7%           --
  Other acquisition integration expenses            --          --            --         --          --           3.5%           --
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Total operating expenses                      45.1%       40.9%         27.8%      23.3%       32.0%         55.5%         32.9%
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Income (loss) from operations                (10.5%)      (4.3%)         7.6%      10.6%        4.1%        (19.0%)         5.3%
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
Interest income (expense), net                    (0.5%)       0.9%          0.6%       3.8%        5.1%          9.7%          9.4%

Foreign currency transaction gain                  2.6%        3.0%          1.1%       0.6%       (0.1%)         0.2%          1.1%
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Income (loss) before income taxes             (8.4%)      (0.4%)         9.3%      15.0%        9.1%         (9.1%)        15.8%
Provision for income taxes                         0.2%        0.2%          2.3%       3.9%        2.0%          3.5%          5.7%
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Net income (loss)                             (8.6%)      (0.6%)         7.0%      11.1%        7.1%        (12.6%)        10.1%
Accretion on redeemable convertible
  preferred stock                                 (2.5%)      (3.8%)        (2.3%)       --          --            --            --
                                              --------    --------     ---------  ---------   ---------     ---------     ---------
    Net income (loss) applicable to
  common stockholders                            (11.1%)      (4.4%)         4.7%      11.1%        7.1%        (12.6%)        10.1%
                                              ========    ========     =========  =========   =========     =========     =========

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

    Net Sales. Net sales reflect the invoiced amount for goods shipped less estimated returns. Revenue is recognized upon product shipment. Net sales for the nine months ended September 30, 1998 were $49.9 million compared to $28.6 million in the nine months ended September 30, 1997, an increase of 74%. The increase in revenues for the first nine months of 1998 over 1997 was due primarily to revenues from the companies acquired by the Company in the second quarter of 1998 (Intermart and ICS) of $3.9 million, an increase in shipments of the Company's digital media and connectivity products of $6.6 million, an increase in shipments of the Company's SwapSmart readers in the U.S,, an increase in shipments of DVB-CAM products and services in Europe, and an increase in SwapBox revenues in the U.S., primarily to OEM customers supplying U.S. government agencies. Sales to the Company's top 10 customers during the nine months ended September 30, 1998 accounted for 47% of total net sales, respectively.

    Gross Profit. Gross profit for the first nine months of 1998 was $18.5 million, or 37% of total net sales, compared to $10.2 million or 36% in the first nine months of 1997. The increase in gross profit in absolute dollars for the first nine months of 1998, was primarily due to the aforementioned increase in shipments of DVB-CAM products and services, including development test tools, software and engineering services, all of which carry gross profit levels higher than the Company's other products and an increase in shipments of digital media and connectivity products. The Company believes that its gross profit in absolute dollars during 1998 will continue to be above the levels experienced in 1997. The Company's gross profit has been and will continue to be affected by a variety of factors, including competition, product configuration and mix, the availability of new products, product enhancements, software and services, all of which tend to carry higher gross profit than older products, and the cost and availability of components. Accordingly, gross profit percentages are expected to fluctuate from period to period.

    Research and Development. Research and development expenses consist primarily of employee compensation and prototype expenses. To date, the period between achieving technological feasibility and completion of software has been short, and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs. For the first nine months of 1998, research and development expenses were $4.5 million, compared with $3.2 million in the comparable period of 1997, an increase of 38%. As a percentage of total net sales, research and development expenses were 9% in the first nine months 1998 compared to 11% for the comparable period in 1997. The increases in absolute amounts for the first nine months of 1998 were primarily due to engineering headcount and related product development costs of Intermart and, ICS, the companies acquired by the Company in 1998. The Company believes that the absolute amount of research and development expenses during the remainder of 1998 will be higher than the last quarter of 1997 due to a higher number of personnel involved in the Company's new product development and customer projects, but that such expenses will fluctuate as a percentage of total net sales.

    Sales and Marketing. Sales and marketing expenses consist primarily of employee compensation and trade show and other marketing costs. Sales and marketing expenses for the first nine months of 1998, were $6.2 million, or 12% of revenues, compared with $4.1 million in the comparable period of 1997, or 14% of revenues, an increase of 50%. These increases in absolute amounts in 1998 were primarily due to sales and marketing costs of the companies acquired by the Company in 1998, including personnel, trade show and collateral material costs. Sales and marketing expenses in the remainder of 1998 are expected to increase in absolute amounts as the Company continues to expand its sales and business development efforts on a worldwide basis.

    General and Administrative. General and administrative expenses consist primarily of compensation expenses for employees performing the Company's administrative functions. For the nine-month period, general and administrative expenses were $5.7 million in 1998, an increase of 105% compared with $2.8 million in 1997, representing 11% and 10% of total net sales in the nine month periods in 1998 and 1997, respectively. These increases, both in absolute amounts and as a percentage of net sales, were primarily due to increases in administrative headcount in the Company's U.S., U.K. and Pfaffenhofen, Germany offices to support higher levels of business activities, costs related to relocation of the U.K. offices, increased costs relating to the Company operating as a public company subsequent to its IPO in October 1997, amortization of goodwill related to the acquisitions of Intermart and ICS, and administrative costs of the companies acquired in 1998. Also in the third quarter of 1998, the Company increased its accrual for doubtful accounts receivable by approximately $400,000, primarily as a result of cash flow difficulties experienced by one its customers. The Company continues to evaluate the collectibility of the receivable balance from this customer and there can be no certainty that further increases to the provision for doubtful receivables may not be necessary in future periods. The Company believes general and administrative expenses in the remainder of 1998 will continue to increase in absolute amount for all of the aforementioned reasons, but will fluctuate as a percentage of total net sales.

     In-Process Research and Development. The aggregate fair value of Intermart's and ICS' research and development efforts that had not reached technological feasibility as of the respective dates of acquisition and had no alternative future uses was originally determined by appraisal to be $5.9 million, and was expensed at the respective dates of the acquisitions. As discussed in Note 2 to the supplemental consolidated financial statements, during the fourth quarter of 1998, the Company revised the amount of purchase price allocated to in-process research and development relating to the acquisition of Intermart. As a result, the Company's supplemental consolidated financial statements for the nine months ended September 30, 1998, have been restated to reduce the in-process research and development charge by $2.8 million and to increase goodwill by a like amount.

    Acquisition Expenses. In connection with the Intermart and ICS acquisitions of in the second quarter of 1998, the Company incurred non-recurring expenses totaling $581,000, consisting primarily of agency termination fees and obsolete inventory reserves.

    Interest Income and Other, Net. Interest income and other, net consists of interest earned on invested cash, offset by interest paid or accrued on outstanding debt. In the first nine months of 1998, interest income and other, net, was $4.4 million, compared to $140,000 in the comparable period of 1997. In April 1998, the Company completed a secondary offering of 3.45 million shares of its common stock (2.0 million shares sold by selling stockholders and 1.45 million shares sold by the Company), which generated net proceeds to the Company of approximately $83 million. Higher average investable cash balances in 1998 as a result of the aforementioned stock offering and no debt service requirements resulted in the increase in interest income and other, net in 1998 over 1997. Continued investment of the net proceeds from this offering will generate future net investment income in the remainder of 1998 at levels higher than experienced in 1997.

    Income Taxes. The provision for income taxes was $1.9 million for the nine months ended September 30 resulting principally from tax liabilities associated with foreign operations of the Company and minimum state income taxes. As of December 31, 1997, the Company had German net operating loss carry forwards of approximately $1.4 million available for an indefinite period to offset income from the Company's German operations. In addition, the Company had net operating loss carry forwards of approximately $3.3 million and $1.6 million for United States federal and California income tax purposes, respectively. The Company's utilization of United States federal operating loss carry forwards is limited to approximately $340,000 per year.

1997 COMPARED TO 1996

     Net sales. Net sales were $46.4 million in 1997, compared to $30.2 million in 1996, an increase of 54%. Sales of security and access products were $46.2 million in 1997, compared to $25.2 million in 1996, an increase of 83%. The substantial increase in security and access products sales in 1997 was primarily related to sales of the Company's DVB-CAM, which products were first shipped in the fourth quarter of 1996 and Digital Media products. Security and access products became the sole strategic product focus following the Company's final shipment of PCMCIA peripheral products in the quarter ended March 31, 1997, completing the exit from that business. One customer accounted for 27% of the Company's net sales in 1997. Accounts receivable from this customer totaled approximately $3.2 million at December 31, 1997.

    Gross Profit. Gross profit was $16.2 million, or 35% of net sales, in 1997, compared to $9.1 million, or 30% of net sales, in 1996. The increase in gross profit, both in absolute amount and as a percentage of net sales, was primarily due to the introduction of DVB-CAM products and the concurrent shift away from lower margin PCMCIA peripheral products. In addition, the Company's transition from the PCMCIA peripheral products business resulted in reduced labor requirements. The Company's gross profit has been and will continue to be affected by a variety of factors, including competition, product configuration and mix, the availability of new products and product enhancements which tend to carry higher gross profit than older products and the costs and availability of components. Accordingly, gross profits are expected to fluctuate from period to period.

    Research and Development. In 1997, research and development expenses were $4.5 million, or 10% of net sales, compared with $3.2 million, or 11% of net sales, in 1996. The increase in absolute amounts was primarily due to engineering headcount in the Company's French facility and related product development costs, including prototype expenses. The Company believes that the absolute amount of research and development expenses during 1998 will be higher than in 1997 due to a higher number of personnel involved in the Company's new product development and customer projects, but that such expenses will fluctuate as a percentage of total net sales.

    Sales and Marketing. Sales and marketing expenses were $5.9 million, or 13% of revenues, compared with $4.5 million, or 15% of revenues, in 1997. These increases in absolute amounts in 1998 were primarily due to growth of the Company's sales and marketing headcount and promotional efforts in the U.S. and initial promotional efforts in the Asia-Pacific region. Sales and marketing expenses in 1998 are expected to increase in absolute amounts as the Company continues to expand its sales and business development efforts on a worldwide basis.

    General and Administrative. General and administrative expenses were $3.9 million in 1997, or 8% of net sales, compared with $2.4 million, or 8% of net sales, in 1997. This increase in absolute amounts was primarily due to increases in administrative headcount in the Company's U.S. and Pfaffenhofen, Germany offices to support higher levels of business activities, increased costs relating to the Company operating as a public company subsequent to its IPO in October 1997. In addition, in September 1997 the Company settled a patent infringement claim with a third party. In connection therewith, the Company incurred a one-time charge of $515,000, of which $453,000 represented a non-cash charge equal to the estimated fair value of the common stock warrants issued to the third party and $62,000 of legal costs. The Company believes general and administrative expenses in 1998 will continue to increase in absolute amounts due to anticipated general business growth and support requirements, but will fluctuate as a percentage of total net sales.

    Interest Income (Expense), Net. Interest income and other, net consists of interest earned on invested cash, offset by interest paid or accrued on outstanding debt. Interest income (expense), net was $815,000 in 1997, compared to ($309,000) in 1996. During the first two quarters of 1997, the Company raised $12.1 million through the sale of preferred stock, and converted $4.2 million of convertible debt into preferred stock. In October 1997, the Company completed the sale of 3.8 million shares of Common Stock in an initial public offering, resulting in net proceeds of $43.4 million. These transactions resulted in both a reduction of outstanding debt and corresponding interest expense and an increase in short-term investments and cash balances.

    Foreign Currency Transaction Gains. In 1997, the foreign currency transaction gain of $688,000 related to intercompany receivables resulting from intercompany sales.

    Income Taxes. A provision for income taxes of $1.1 million was recorded in 1997, resulting principally from tax liabilities associated with foreign operations of the Company and minimum state income taxes. As of December 31, 1997, the Company had German net operating loss carry forwards of approximately $1.4 million available for an indefinite period to offset income from the Company's German operations. In addition, the Company had net operating loss carry forwards of approximately $3.3 million and $1.6 million for United States federal and California income tax purposes, respectively. The Company's utilization of United States federal operating loss carry forwards is limited to approximately $340,000 per year. The Company had a deferred tax asset as of December 31, 1997 of approximately $2.2 million and recorded a full valuation allowance to offset these deferred tax assets as management has concluded that it is more likely than not that the deferred tax assets would not be realized in the future due to recent operating losses. A future change in the Company's assessment of the likelihood of future realization of deferred tax assets could result in a reduction of the valuation allowance, a corresponding reduction in the Company's income tax expense recorded for financial statement purposes and a corresponding increase in net income. This would not, however, result in a change in actual income taxes payable by the Company in any future period.

1996 COMPARED TO 1995

    Net sales. Net sales were $30.2 million in 1996, compared to $23.6 million in 1995, an increase of 28%. Sales of security and access products were $25.2 million in 1996, compared to $18.0 million in 1996, an increase of 40%, reflecting the continued shift in the Company's product strategy toward security and access products. The increase resulted primarily from increased sales of SwapBox products which began shipping in 1995, as well as sales of security and access products introduced during 1996, including SwapSmart and the Company's DVB-CAM products. One customer accounted for 8% of the Company's net sales in 1996. Accounts receivable from this customer totaled approximately $1.3 million at December 31, 1996.

    Gross Profit. Gross profit was $9.1 million, or 30% of net sales, in 1996, compared to $4.5 million, or 19% of net sales, in 1995. The increase in gross profit, both in absolute amount and as a percentage of net sales, was primarily due to the introduction of DVB-CAM products and the concurrent shift away from lower margin PCMCIA peripheral products. In addition, the Company benefited from manufacturing cost efficiencies associated with the increased sales of the security and access products. The Company's gross profit has been and will continue to be affected by a variety of factors, including competition, product configuration and mix, the availability of new products and product enhancements which tend to carry higher gross profit than older products and the costs and availability of components. Accordingly, gross profits are expected to fluctuate from period to period.

    Research and Development. Research and development expenses totaled $3.2 million in 1996, or 11% of net sales, compared to $1.8 million, or 8% of net sales, in 1995. The increase was primarily a result of increased engineering headcount and development activity associated with new product introductions and the opening of the Company's research and development facility in France.

    Sales and Marketing. Sales and marketing expenses totaled $4.5 million, or 15% of revenues, in 1996 compared with $3.1 million, or 13% of revenues, in 1995. Sales and marketing expenses in 1996 increased primarily as a result of the costs associated with introducing several significant new products during 1996 and the higher headcount costs associated with the broader base of customer and expanded line of products.

    General and Administrative. General and administrative expenses totaled $2.4 million, or 8% of net sales, in 1996 compared with $1.8 million, or 8% of net sales, in 1995. General and administrative expenses increased in absolute amount in 1996 primarily as a result of increasing headcount and expanded facilities associated with the overall growth in the business.

    Interest Income (Expense), Net. Interest income and other, net consists of interest earned on invested cash, offset by interest paid or accrued on outstanding debt. Net interest expense, net was $(309,000) in 1996, compared to $(381,000) in 1995.

    Foreign Currency Transaction Gains. The foreign currency transaction gain of $288,000 in 1996 and $42,000 in 1995 relate to intercompany receivables resulting from intercompany sales.

 Income Taxes. A provision for income taxes of $19,000 was booked in 1996 and $78,000 in 1995, resulting principally from tax liabilities associated with foreign operations of the Company. The Company had a deferred tax asset as of December 31, 1996 of approximately $2.2 million and recorded a full valuation allowance to offset these deferred tax assets as management has concluded that it is more likely than not that the deferred tax assets would not be realized in the future due to recent operating losses.

LIQUIDITY AND CAPITAL RESOURCES

    Prior to the Company's initial public stock offering, the Company had financed its operations principally through private placements of debt and equity securities and, to a lesser extent, borrowings under bank lines of credit. In October 1997, the Company completed the sale of 3.8 million shares of Common Stock in an initial public offering ("IPO"), resulting in net proceeds of $43.7 million. In April 1998, the Company completed a secondary offering of 3.45 million shares of its Common Stock at a price to the public of $61.00 per share. Of the total number of shares sold, 2.0 million shares were sold by shareholders and 1.45 million shares were sold by the Company. The net proceeds to the Company from the secondary offering were $83.1 million.

    As of September 30, 1998, the Company's working capital was $148.0 million. Working capital increased in the first nine months of 1998 due primarily to the net proceeds from the secondary offering of $83.1 million and the Company's receipt of $6.6 million in net proceeds from the exercise of warrants and options, partially offset by the acquisitions of Intermart and ICS, working capital used in operations, and capital expenditures.

    During the first nine months of 1998, cash and cash equivalents increased by $7.8 million due primarily to net proceeds of $89.7 million from the issuance of common stock and $26.6 million proceeds from maturities of short-term investments, partially offset by $94.4 million used to purchase short-term investments, $9.9 million for the businesses acquired in the second quarter (net of cash received), $2.5 million used in operations, and $1.5 million used for capital expenditures. Cash was used in operations primarily for an increase in accounts receivable of $7.1 million and an increase in inventories of $4.1 million, both increases were due primarily to higher levels of business activity and the aforementioned acquisitions in the second quarter, partially offset by increases in accrued expenses and income taxes.

    In 1997, cash and cash equivalents increased by $23.1 million due primarily to financing activities discussed previously, $1.5 million provided by operations, offset by $973,000 used for capital expenditures and $30.6 million for purchases of short-term investments. Cash was used in operations primarily for an increase in accounts receivable of $3.8 million and an increase in inventories of $1.6 million, both increases were due primarily to higher levels of business activity partially offset by increases in accounts payable, accrued expenses and income taxes.

    In 1996, cash and cash equivalents increased by $1.7 million due primarily to financing activities which included issuance of convertible notes payable totaling $5.0 million and line of credit borrowings of $1.1 million partially offset by repayments of short-term debt of $1.5 million. Operating activities used $1.8 million of cash including an increase in receivable of $1.5 million and an increase in prepaid expenses of $605,000.

    The Company has revolving lines of credit with three banks in Germany providing total borrowings of up to 1.5 million DM each (approximately $2.7 million in total at September 30, 1998). Two of these lines of credit expire on September 30, 1999. The third line of credit has no fixed expiration date. The German lines of credit bear interest at rates ranging from 7.0% to 8.75% per annum. Borrowings under the German lines of credit are unsecured. In the United Kingdom, the Company has a pound sterling 1.5 million (approximately $2.5 million as of September 30, 1998) overdraft facility with a bank secured by the assets of the U.K. subsidiary, which bears interest at 2% over the bank's base rate and expires on May 31, 1999. The Company also has a $3.0 million U.S. line of credit which is secured by all assets of the Company, bears interest at the bank's prime rate (8.25% as of September 30, 1998), and expires in May 1999. At September 30, 1998, $815,000 was outstanding under the Company's credit facilities in the United Kingdom.

    The Company presently expects that its current capital resources and available borrowings should be sufficient to meet its operating and capital requirements through at least the end of 2000. The Company may, however, seek additional debt or equity financing prior to that time. There can be no assurance that additional capital will be available to the Company on favorable terms or at all. The sale of additional debt or equity securities may cause dilution to existing stockholders.

================================================================================


        PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER SCM NOR ANY SELLING STOCKHOLDER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THE SHARES.



                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

Where You Can Find More Information........................................   2
SCM Microsystems...........................................................   3
Forward-Looking Statements.................................................   3
Risk Factors...............................................................   4
Use of Proceeds............................................................  14
Selling Stockholders.......................................................  14
Plan of Distribution.......................................................  15
Indemnification of Directors and Officers..................................  16
Legal Matters..............................................................  17
Experts....................................................................  17
Supplemental Financial Statements..........................................  18


================================================================================


================================================================================




                                 843,308 Shares



                                SCM MICROSYSTEMS,
                                      INC.



                               -----------------

                                  COMMON STOCK

                               -----------------






                                   PROSPECTUS












                               February 12, 1999



================================================================================

                             SCM MICROSYSTEMS, INC.

                       REGISTRATION STATEMENT ON FORM S-3


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission ("SEC") registration fee and the Nasdaq Stock Market listing fee.


        SEC Registration Fee .................................  $   18,682.49
        Accounting fees and expenses .........................     230,000.00
        Legal Fees and expenses ..............................      30,000.00
        Nasdaq Stock Market listing fee ......................      16,555.84
        Miscellaneous ........................................       2,500.00
                                                                -------------
        Total.................................................  $  297,738.33
                                                                =============


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company's Certificate of Incorporation limits the liability of directors for monetary damages to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

        The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers, employees and agents to the fullest extent permitted by law. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

        The Company has entered into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company.

        The Company also maintains an insurance policy insuring its directors and officers against liability for certain acts and omissions while acting in their official capacities.


ITEM 16. EXHIBITS


      Exhibit
      Number
      -------

        4.1*    Registration Rights Agreement by and between SCM Microsystems,
                Inc. and the Exchanging Shareholders of Shuttle Technology Group
                Limited, dated October 22, 1998.

        5.1*    Opinion of Wilson Sonsini Goodrich & Rosati,
                Professional Corporation.

        23.1*   Consent of KPMG LLP, independent accountants.
        23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional
                Corporation (included in Exhibit 5.1).
        24.1*   Power of Attorney (contained on Page II-3).



*Previously filed


ITEM 17. UNDERTAKINGS

        A.      The undersigned Registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

        B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference.

                The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.      Undertaking in Respect of Indemnification.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable cause to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Gatos, State of California, on February 12, 1999.


                                       SCM MICROSYSTEMS, INC.

                                       By: /s/ John G. Niedermaier
                                           John G. Niedermaier
                                           Vice President, Finance and Chief
                                           Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant on February 12, 1999.




       SIGNATURE                                TITLE
       ---------                                -----


               *                    President, Chief Executive Officer
------------------------------      (Principal Executive Officer) and
Steven Humphreys                    Director


/s/ John G. Niedermaier             Vice President, Finance and Chief Financial
------------------------------      Officer (Principal Financial and
John G. Niedermaier                 Accounting Officer)



               *                    Chairman of the Board
------------------------------
Robert Schneider


               *                    Chief Operations Officer and Director
------------------------------
Bernd Meier


               *                    Director
------------------------------
Poh Chuan Ng


               *                    Director
------------------------------
Oystein Larson


               *                    Director
------------------------------
Friedrich Bornikoel


               *                    Director
------------------------------
Andrew Vought


               *                    Director
------------------------------
Randall Lunn

*By: /s/ John G. Niedermaier
    --------------------------
    Attorney-in-Fact

                                INDEX TO EXHIBITS



      Exhibit
      Number
      ------

        4.1*    Registration Rights Agreement by and between SCM Microsystems,
                Inc. and the Exchanging Shareholders of Shuttle Technology Group
                Limited, dated October 22, 1998.

        5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                Corporation.

        23.1*   Consent of KPMG LLP, independent accountants.

        23.2*   Consent of Counsel (included in Exhibit 5.1).

        24.1*   Power of Attorney (contained on Page II-3).

----------



*Previously filed